EMPIRE FINANCIAL HOLDING COMPANY

2005

ANNUAL REPORT

Empire Financial Holding Company
2005 Annual Report – Letter to Shareholders

July 21, 2006

To Our Shareholders,

Throughout 2005 we focused on establishing a strong foundation and infrastructure for the Company. We completed the Company's recapitalization to stabilize the Company. We implemented a new enterprise class accounting software system and invested in other software platforms which enhance internal controls and make the Company more scalable. We also made important additions to our Management Team by adding a new Chief Compliance Officer, Controller and Chief Financial Officer.

We substantially strengthened the balance sheet as evidenced by stockholders' equity going from a deficit of $1,897,607 at December 31, 2004, to positive stockholders' equity of $5,167,258 at December, 31, 2005. Total revenues for the year ended December 31, 2005 were $22,485, 731 compared with total revenues of $21,425,783 in the prior year. For the year ended December 31, 2005, we reported net income applicable to common shareholders of $2,294,969, or $0.44 per share, after the effect of an income tax benefit of $2,117,000, compared to a net loss applicable to common shareholders of ($1,599,695) or ($0.50) per share in the prior year.

During 2005 we added new product offerings and strengthened the margin mix of our existing products. For example, we added institutional trading in our New York and New Jersey offices. We added investment banking teams in our San Francisco and New York offices. We also changed the mix of our retail brokers, and added retail brokerage offices in Long Island, New York and Boca Raton and Sarasota, Florida.

We believe we have positioned the Company for significant revenue growth in 2006, which has been supported by revenues achieved in the first quarter of 2006 of $8,612,621, net income of $548,865 and stockholders' equity of $8,691,666.

We want to thank our shareholders, employees, brokers, business partners and other stakeholders for making 2005 our turnaround year and setting the foundation for a successful 2006.

Sincerely,

Donald A. Wojnowski, Jr.
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB/A
AMENDMENT NO. 1

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

Commission File No.: 1-31292

EMPIRE FINANCIAL HOLDING COMPANY
(Name of small business issuer in its charter)

Florida	56-3627212
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2170 West State Road 434, Suite 100
Suite 100, Longwood, Florida 32779
(Address of principal executive offices) (Zip Code)

(407) 774-1300
(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 Par Value	American Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:

None

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes[X] No[_]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of Issuer's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

The issuer's revenues for its fiscal year ended December 31, 2005: $22,485,731.

The aggregate market value of the voting stock held by non-affiliates of the Company as of March 20, 2006 computed by reference to the average bid and asked prices of registrant's common stock reported on the American Stock Exchange on such date was $5,959,420.

The number of shares of outstanding registrant's Common Stock, $.01 par value per share, as of March 20, 2006 was 6,889,005.

Transitional Small Business Disclosure Format (check one): Yes___ No_X_

DOCUMENTS INCORPORATED BY REFERENCE

None.

EXPLANATORY NOTE

PART III (ITEMS 9 THROUGH 12 AND ITEM 14) WERE OMITTED IN OUR ORIGINAL FILING OF OUR FORM 10-KSB. SINCE WE HAVE NOT FILED A DEFINITIVE PROXY STATEMENT PURSUANT TO REGULATION 14A UNDER THE SECURITIES AND EXCHANGE ACT WITHIN 120 DAYS AFTER THE CLOSE OF OUR FISCAL YEAR, THIS ANNUAL REPORT IS HEREBY AMENDED TO INCLUDE THESE PREVIOUSLY OMITTED ITEMS.

TABLE OF CONTENTS

This Annual Report on Form 10-KSB contains statements about future events and expectations which are, "forward looking statements". Any statement in this 10-KSB that is not a statement of historical fact may be deemed to be a forward looking statement. Forward-looking statements represent our judgment about the future and are not based on historical facts. These statements include: forecasts for growth in the number of customers using our service, statements regarding our anticipated revenues, expense levels, liquidity and capital resources and other statements including statements containing such words as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate," "continue" or "plan" and similar expressions or variations. These statements reflect the current risks, uncertainties and assumptions related to various factors including, without limitation, fluctuations in market prices, competition, changes in securities regulations or other applicable governmental regulations, technological changes, management disagreements and other factors described under the heading "Factors affecting our operating results, business prospects, and market price of stock" and elsewhere in this report and in other filings made by us with the SEC. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in this report as anticipated, believed, estimated or intended. We undertake no obligation to update, and we do not have a policy of updating or revising, these forward-looking statements. Except where the context otherwise requires, the terms "we," "us," or "our" refer to the business of Empire Financial Holding Company ("EFH" or the "Company") and our wholly-owned subsidiaries; Empire Financial Group, Inc. ("EFG") and Empire Investment Advisors, Inc. ("EIA")

PART I

ITEM 1. DESCRIPTION OF BUSINESS

OVERVIEW

We provide a broad range of securities brokerage, asset management and market making services to individual investors, independent registered representatives, unaffiliated broker dealers and institutional and wholesale customers in all 50 states and also in Europe, Asia and other locations. We also offer investment advisory, investment banking and corporate financing services.

GROWTH STRATEGY

Our current growth strategy commenced in mid-2005 with management changes and our recapitalization. The establishment and initial implementation of strong financial and management control systems allowed us to make more timely management decisions, begin to optimize revenues and better monitor and control expenses. With these controls in place and the new capital investment, we expect to increase revenues, margins and profits from our market making and institutional trading activities, expand investment banking activities, initiated in 2005, recruit quality registered representatives, and maximize revenues from an increasing offering of financial products.

We will continue to recruit entrepreneurial financial advisors with established customer bases who generate substantial income and who desire independence in conducting their business. Historically, these financial advisors have been primarily independent contractors. We offer them flexibility in selecting investment products best suited to their customers' investment objectives, and supervision over branch office operations as required for regulatory compliance. In return, the financial advisors pay the capital costs and most operating expenses associated with their branch offices. Independent ownership and operation of branch offices enables us to expand our business with relatively minimal capital outlay and without a proportionate increase in either capital costs or operating expenses. As our ability to offer investment banking products to our independent representatives develops, we believe we will attract additional representatives interested in this type of financial services.

We have implemented a new back office and field operations system along with a new accounting system which will enhance our ability to grow and provide our independent financial advisor base and their clients with up-to-date on-line information management. It will provide our back office support system with the tools to greatly increase our productivity without significantly increasing personnel and other service costs. This will allow us to service a significantly larger volume of business through a greater number of financial advisors. This software implementation and conversion process was largely completed in the fourth quarter of 2005 with the field operations internet based system currently being implemented. We believe that these activities and the systems necessary to support them will allow us to potentially double our number of representatives by 2007.

We also intend to continue to service, other broker dealers as well as our independent and in house financial advisor base. We plan to expand the number of securities for which we make a market and aggressively market our established order execution capabilities to additional domestic and international broker dealers, hedge funds and institutions. We intend to capitalize by offering the underserved small to mid-size institutions services usually reserved for larger institutional clients. We will continue to strengthen our relationships with customers by offering our electronic trade routing, market making services, delivery and execution systems in addition to traditional telephonic order capabilities. Continued implementation of these strategies will increase our transaction volume thus increasing our net trading revenues. We also believe that the recent improvements in our capital structure and profitability provides the platform to allow us to increase the number of markets and transactions we process for unaffiliated broker dealers and institutions.

As part of our growth strategy, in September of 2005 we opened an institutional and corporate finance office in New York City with a satellite institutional office in New Jersey. These new offices enable us to service small to mid-size quality institutions by offering them execution services and early to mid-stage investment opportunities.

BROKERAGE SERVICES

FULL SERVICE RETAIL BROKERAGE SERVICES

We provide full service brokerage services directly to our retail customers, including individuals and small to mid-sized institutions such as banks, credit unions, hedge funds, money managers, mutual funds and pension funds. Trained registered representatives execute buy and sell orders for customers for stocks, bonds, traded options, commodities, and financial derivatives and, where requested, provide account management, advisory information and oversight services. Our customers also receive back office support, client statements and reports, branch office regulatory compliance support and advisory services. Approximately 73% of our 2005 revenues and approximately 75% of our 2004 revenues were derived from commissions and fees generated in connection with our retail financial brokerage services.

To expand out full service brokerage operation, in 2005 we opened an office in Boca Raton, Florida employing four salaried registered representatives who will market our brokerage services in the lucrative South Florida area. We have merged our previously established south Florida market making and trading operations with the Boca Raton retail operation to consolidate our operating costs and improve the economies of scale. We plan to expand this operation in 2006.

SUPPORT SERVICES FOR INDEPENDENT BROKER NETWORK

We also provide back office and administrative functions for a nationwide network of independent registered representatives, who process securities transactions through us. As of December 31, 2005 approximately 180 independent registered representatives in 26 independently owned offices, were being supported through our capital management division. The services provided include order execution, client statements and reports, branch office regulatory compliance support and advisory services, for which we receive a transaction fee, reimbursement of licensing and insurance costs and a participation in their revenues. They also utilize our execution, market making and web-based services to provide access to investments to their client base. These representatives provide their own offices and typically pay all of their office overhead and marketing expenses.

As part of our efforts to expand this independent broker network, we recruit experienced and productive independent financial advisors by offering them an attractive compensation package and the independence of owning and operating their own branch office. Generally, each office pays substantially all costs associated with establishing and operating the office in return for a relatively high portion of gross commission revenue.

We offer a comprehensive line of brokerage services to our independent representatives, including:

- United States and foreign equities
- United States government securities
- Municipal securities
- Mutual funds
- Variable annuity and variable life insurance products,
- Fixed annuities general insurance products
- Portfolio planning and management
- Money market funds
- Clearing services through our third party clearing arrangements
- Client and branch management systems and services

During October of 2005, we entered in to an agreement with a licensed registered representative to open an independent office in Uniondale, New York (Long Island). The agreement obligates us to provide a line of credit of up to $2.5 million to finance the office equipment and furniture, start-up costs of the office and leasehold improvements. The agreement also provides a series of payments to brokers as an incentive to bring their established clients to us. The line of credit is collateralized by promissory notes executed by the brokers and the manager to us and requires each broker and manager to remain with us for a specified period of time and produce various levels of sales. The line of credit is also collateralized by all equipment and leasehold improvements as well as the personal guarantee of the manager. Once fully operational, we anticipate that the Long Island office will generate significant revenues.

MARKET MAKING AND ORDER EXECUTION SERVICES

We provide market making and execution services for unaffiliated broker dealers and institutions. Our systems allow us to receive orders telephonically or electronically. Our services consist of filling orders received from independent broker dealers to buy securities or sell securities in domestic or foreign securities. As a market maker, we offer to buy shares from, or sell shares to, broker dealers. We display the prices at which we are willing to buy and sell these securities and adjust our prices in response to market conditions. We sometimes commit our own capital and typically derive revenue from the difference between the prices at which we buy and sell shares. We generally receive a fee or commission for providing institutional execution services. Our trading revenues are dependent on our ability to take advantage of daily stock price fluctuations and institutional order flow. Thus, we must be able to evaluate and act rapidly on market trends and manage risk successfully. Our methodology focuses on the dynamic, real-time analysis of market activity and price movements, which enables us to increase our revenues and manage risk better. We utilize state of the art industry standard execution and compliance systems to manage our risk and seamlessly process and settle transactions with unaffiliated broker dealers. We maintain strict inventory management procedures and seek to reduce our exposure from market volatility.

Approximately 24% of our revenues for the year ended December 31, 2005 and 2004 were derived from these services.

INVESTMENT BANKING SERVICES

During 2005, we opened an office in New York City to facilitate the operations of our newly formed institutional investment banking division. This office provide services to small and medium sized companies that seek capital to expand their businesses and further implement their business plans. There are numerous companies that are too small to obtain services from the larger investment banks. We have employed personnel who have substantial experience with larger firms who initiate, negotiate and place much needed capital to these companies from institutions and retail sources.

Our New York and New Jersey offices engage in institutional trading utilizing experienced securities licensed professionals who both support our investment banking operations and provide institutional clients with trading and execution services.

INVESTMENT ADVISORY SERVICES

We offer fee-based investment advisory services to our customers, independent registered investment advisors and unaffiliated broker dealers through our wholly owned subsidiary, Empire Investment Advisors, Inc. These services are delivered through a platform that uses a variety of independent third party providers. We believe these services enable us to establish more comprehensive relationships with our customers. The investment advisory services we provide include:

- investment portfolio planning with recommendations on asset allocations based on customers risk tolerances and long term needs;
- recommendations and separate account manager and mutual fund research and due diligence;
- portfolio performance review and reallocation;
- all inclusive wrap accounts for registered investment advisors.

These services are provided via an all-inclusive fee based on assets under management. As of December 31, 2005, the average fee being charged was approximately 140 basis points per annum of the value of our customer's managed assets. EIA is registered as an investment adviser in all 50 states under the Investment Company Act of 1940.

Our investment advisory services provide a competitive advantage to our capital management division. The independent registered representatives of this division can offer the product and services of EIA to their retail clients upon affiliating with EIA allowing them to compete with bank and trust companies in offering investment advisory services to high net worth clients.

ANCILLARY RETAIL BROKERAGE SERVICES

We offer the following ancillary services to our full service brokerage customers and the customers of our independent broker network:

- MARKET DATA AND FINANCIAL INFORMATION. We continually receive a direct line, or feed, of detailed quote data, market information and news. Our retail customers can create their own personal watch list of stocks and options for quick access to current pricing information. We provide our customers with access to various real-time quotes services.

- PORTFOLIO TRACKING AND RECORDS MANAGEMENT. Customers have online access to a listing of all their portfolio assets held with us, cost basis (if purchased through us), current price and current market value. The system offers the ability to transfer data to popular software programs such as Microsoft Money and Quicken to allow our customers to calculate unrealized profits and losses for each asset held in addition to the many other features these programs may offer. Online account holders may elect to receive electronic confirmations and detailed monthly statements. All clients receive printed confirmations and statement unless they elect electronic. Our clearing firm provides for the transmittal of proxy, annual report and tender offer materials to our customers.

- CASH MANAGEMENT SERVICES. Customer dividends, interest, sales proceeds and deposits are credited to customer accounts. We also provide cash management services to our customers. For example, funds not invested in securities earn interest in a credit interest program or can be invested in money market funds. In addition, we provide checking services and debit cards for our customer accounts through a commercial bank.

- ACCOUNT SECURITY. We use a combination of proprietary and industry standard security measures to protect customers' assets. Customers are assigned unique account numbers, user identifications and passwords that must be used each time they log on to our system. We rely on encryption and authentication technology to provide the security necessary to effect the confidential exchange of information. We do not plan to share customer data with third parties.

COMPETITION

The market for brokerage services is extremely competitive with many large national firms and numerous smaller regional and local firms providing services. This competition is expected to continue to grow in the future. Many competitors are significantly larger and can advertise and promote their services in ways that are closed to us. We believe that the major competitive factors for brokerage services include cost, service, and quality, ease of use and customer satisfaction.

We provide market making and execution services for equity securities to unaffiliated broker dealers. The market for these services is rapidly evolving and intensely competitive. We expect competition to continue to intensify in the future. We compete primarily with wholesale, national and regional broker dealers and trade execution firms such as Knight Trading Group, Inc., as well as electronic communications networks, which provide a direct trading venue to institutional and retail investors. We compete primarily on the basis of execution quality, customer service and technology.

In investment banking we compete primarily with larger regional and national firms who offer similar services, but sometimes on a larger scale.

TECHNOLOGY

We believe our use of traditional and proprietary systems and software allow us to maintain low fixed processing and labor costs in our retail and market making businesses. We utilize direct and Internet-based order systems that link our retail, broker dealer and institutional customers to our back office and market making services. Our systems allow us to process and reconcile transactions more effectively by maximizing the use of our execution and clearing services in trade orders we receive.

We utilize third party technology vendors, employees, local consultants to support our technology efforts. We continually evaluate our systems. We will either outsource software or technology development or use third party packages when we deem it more cost effective than building the technology.

GOVERNMENT REGULATION

BROKER DEALER REGULATION

The securities industry is subject to extensive regulation under federal and state law. The Securities and Exchange Commission ("SEC") is the federal agency responsible for administering the federal securities laws. In general, broker dealers are required to register with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our subsidiary, EFG, is a broker dealer registered with the SEC. Under the Exchange Act, every registered broker dealer that does business with the public is required to be a member of and is subject to the rules of the National Association of Securities Dealers ("NASD"). Securities professionals associated with a broker-dealer also are subject to registration and supervision by the NASD. The NASD has established conduct rules for all securities transactions among broker dealers and private investors, trading rules for the over-the-counter markets and operational rules for its member firms. The NASD conducts examinations of member firms, investigates possible violations of the federal securities laws and its own rules, and conducts disciplinary proceedings involving member firms and associated individuals. The NASD administers qualification testing for all securities principals and registered representatives in accordance with its rules and on behalf of the state securities authorities which apply the same or additional examination requirements.

We are also subject to regulation under state law. Empire Financial Group, Inc. is registered as a broker dealer in all 50 states and in Puerto Rico. An amendment to the federal securities laws prohibits the states from imposing substantive requirements on broker dealers that exceed those imposed under federal law. This amendment, however, does not preclude the states from imposing registration requirements on broker dealers that operate within their jurisdiction, from sanctioning these broker dealers for engaging in misconduct or from supervising associated persons that operate within a state.

NET CAPITAL REQUIREMENTS AND LIQUIDITY

As a registered broker dealer and a member of the NASD, EFG is subject to the Net Capital Rule. The Net Capital Rule, which specifies minimum net capital requirements for registered broker dealers, is designed to measure the general financial integrity and liquidity of a broker dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. In general, net capital is defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and certain discretionary liabilities, and less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively security positions. Among these deductions are adjustments which reflect the possibility of a decline in the market value of securities prior to disposition.

The Net Capital Rule also provides that the SEC may restrict for up to 20 business days any withdrawal of equity capital, or unsecured loans or advances to stockholders, employees or affiliates if the capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the broker dealer. In addition, the Net Capital Rule provides that the total outstanding principal amount of certain of a broker dealer's subordinated indebtedness, the proceeds of which are included in its net capital, may not exceed 70% of the sum of the outstanding principal amount of all subordinated indebtedness included in net capital, par or stated value of capital stock, paid in capital in excess of par, retained earnings and other capital accounts for a period in excess of 90 days.

EFG is a member of the Securities Investor Protection Corporation which provides, in the event of the liquidation of a broker dealer, protection for clients' accounts up to $500,000, subject to a limitation of $100,000 for claims for cash balances.

INVESTMENT COMPANY ACT

Our subsidiary, EIA, is registered with the SEC as an investment adviser under the Investment Company Act of 1940. Registration by the SEC does not represent an endorsement of EIA by the SEC. EIA must comply with rules that govern the way it conducts its business, including the information that must be given to clients, records that must be maintained, compliance procedures and ethical requirements that must be enforced, and terms that must be included in advisory agreements. As an investment adviser, Empire Advisers is a fiduciary for its clients, and must act with loyalty and care in the performance of its duties.

ADDITIONAL REGULATION

Due to the increasing popularity and use of the Internet and other online services, various regulatory authorities are considering laws and/or regulations with respect to the Internet or other online services covering issues such as user privacy, pricing, copyrights and quality of services. The growth and development of the market for online commerce may prompt more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. Moreover, the recent increase in the number of complaints by online traders could lead to more stringent regulations of online trading firms and their practices by the SEC, NASD and other regulatory agencies.

Furthermore, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as other taxes and personal privacy is uncertain and may take years to resolve. As our services are available over the Internet in multiple states and foreign countries, and as we have numerous clients residing in these states and foreign countries, these jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each such state and foreign country.

EMPLOYEES

As of December 31, 2005, we had 42 full-time employees of which 7 were in management, 18 provided operation and client support for our retail and order execution services, 2 provide accounting services, and 15 provided order execution and market making services to our correspondents and retail client base. We also supported a network of 26 independently owned offices or OSJ's with a total of 180 independent contractors. The independent contractors provide retail services to our customers. No employee is covered by a collective bargaining agreement or is represented by a labor union. We consider our employee and independent contractor relations to be good.

RISK FACTORS

NET CAPITAL

On February 6, 2005, EFG received a letter from the NASD threatening disciplinary action for failure to maintain required net capital during the period from September 2003 to February 14, 2005 and alleging our violation of other NASD rules, while acting through our former financial and operations principal. While at December 31, 2005 our net capital was approximately $292,000 above our required net capital, at this time we cannot determine the nature or severity of any legal or other regulatory sanctions that might be imposed on us or on certain of our employees in connection with this NASD disciplinary action, but any sanctions could include fines, penalties, disgorgement of profits, the issuance of cease and desist orders or suspension or expulsion as a broker dealer.

Failure to maintain the required net capital may subject EFG to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies and ultimately could require EFG's liquidation. The Net Capital Rule prohibits payments of dividends, redemption of stock, the prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a shareholder, employee or affiliate, if the payment would reduce the firm's net capital below a certain level.

AMERICAN STOCK EXCHANGE LISTING

We cannot assure you that we will be able to continue to satisfy the requirements necessary to remain listed on the American Stock Exchange ("AMEX") or that the Amex will change its rules or that the AMEX will not take additional actions to delist our common stock. If for any reason, our stock were to be delisted from the AMEX, we may not be able to list our common stock on another national exchange or market. If our common stock is not listed on a national exchange or market, the trading market for our common stock may become illiquid. Upon any such delisting, our common stock could become subject to the penny stock rules of the SEC, which generally are applicable to equity securities with a price of less than $5.00 per share, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker dealer, before a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker dealer also must provide the customer with bid and ask quotations for the penny stock, the compensation of the broker dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, before a transaction in a penny stock that is not otherwise exempt from such rules, the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. As a result of these requirements, if our common stock were to become subject to the penny stock rules, it is likely that the price of our common stock would decline and that our stockholders would find it more difficult to sell their shares.

SUBSTANTIAL NOTES RECEIVABLE

In October of 2005, we opened an independently owned office in Uniondale, New York. We have advanced substantial funds to the owner of that office and have received the personal guarantee of that owner. The note receivable of approximately $1.7 million dollars is collateralized by that guarantee, notes from the registered representatives and furniture and fixtures of the office. Due to the uncertainty of several factors such as the ability of the OSJ manager to retain the brokers, market conditions and regulatory factors, there is no assurance that we will be able to recover the funds loaned.

COMPETITIVE DISADVANTAGES

Our competitors generally have greater marketing, financial and technical resources than ours. These competitors can offer a wider range of services and financial products than we can. Our competitors also have greater name recognition and more extensive client bases. These competitors may be able to respond more quickly to new or changing opportunities, technologies and client requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to clients and adopt more aggressive pricing policies. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. We expect that new competitors or alliances among competitors will emerge and may acquire significant market share.

CONTROL OF OUR COMPANY

A limited liability company ("LLC") and its individual members beneficially own approximately 75% of the Company's outstanding common stock (assuming the conversion of the Series B convertible preferred stock owned by the LLC). The Chairman of our Board of Directors is also co-managing director of the LLC and can effectively control most matters relating to our Company.

OFF BALANCE SHEET RISK

Retail customer transactions are cleared through the clearing broker on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the clearing broker may charge the Company for any loss incurred in satisfying the customer obligations. Additional credit risk occurs if the clearing brokers of affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

In addition, we have sold securities which we do not currently own and therefore will be obligated to purchase the securities at a future date. We have recorded these obligations in our financial statements at December 31, 2005 at the market values of the securities and will incur a loss if the market value decreases subsequent to December 31, 2005.

CONCENTRATIONS OF CREDIT RISK

We are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do no fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is our policy to review, as necessary, the credit standing of each counter-party.

Our cash in bank accounts, at times, exceeds the Federal Deposit Insurance Corporation ("FDIC") insurable limit of $100,000. We have not experienced any previous losses due to this policy.

EMPLOYEE MISCONDUCT

Employee misconduct could result in regulatory sanctions and unanticipated costs to us. Because our business involves handling cash and marketable securities on behalf of our customers, employee misconduct could result in unknown and unmanaged risks or losses. Misconduct by employees could also include binding us to transactions that exceed authorized limits or present unacceptable risks or hiding from us unauthorized or unsuccessful activities.

MARKET PRICE FLUCTUATIONS

Our order execution services involve the purchase and sale of securities predominantly as principal, instead of buying and selling securities as an agent for our customers. As a result, we may own securities or may be required to buy or sell securities to complete customer transactions. During the period that we own the securities or may be required to buy or sell securities, market prices could fluctuate significantly which could result in lost revenues to us and adversely affect our profitability.

INDEPENDENT REGISTERED REPRESENTATIVES

Our independent registered representatives could terminate their relationship with us on little or no notice and could associate with another broker dealer. The independent registered representatives can transfer their client accounts which could adversely affect our revenues.

RECENT DEVELOPMENTS

COMPLIANCE WITH AMERICAN STOCK EXCHANGE CONTINUED LISTING REQUIREMENTS

On December 30, 2005, we received a letter from the AMEX stating that we had resolved a listing deficiency based on having less than $4 million of stockholders' equity. We cured this deficiency by increasing our stockholders equity from a negative 1.8 million at January 1, 2005 to a positive 5.2 million at year end. We achieved this increase in stockholder equity by sale of common and preferred stock, converting debt to equity and recognizing income of approximately $2.5 million.

RESOLUTION OF THREATENED SEC ENFORCEMENT ACTION

In November of 2005, we received and executed a settlement offer from the SEC resolving and removing the threat of an enforcement action brought to our attention in May 2004 for our role in trading of mutual funds shares on behalf of our clients. The settlement is subject to ratification by the SEC main office in Washington, D.C. In the quarter ending June 30, 2005, we placed $350,000 in an escrow account and we continue to maintain that escrow amount against the estimated final cost of the proposed settlement.

NATIONAL ASSOCIATION OF SECURITIES DEALERS NET CAPITAL LETTER

On February 6, 2006, we received a letter from the NASD stating that they intend to recommend disciplinary action be brought against us for failing to maintain the minimum net capital required by Securities Exchange Act ("SEA") Rule 15c3-1. The letter states that from September 2003 until February 14, 2005, that we, acting through our former Financial and Operations Principal ("FINOP"), prepared and submitted materially inaccurate Financial and Operational Combined Uniform Single Report ("FOCUS Reports"). The NASD letter further states that the firm, acting through it former FINOPs, prepared and maintained materially inaccurate net capital computations in violation of NASD rules. Also during the period beginning in September of 2003 until December of 2004, we implemented a material change in business operations by increasing the number of equity securities in which we made a market from 136 to 1427 without filing an application for approval with the NASD thus violating regulations. At December 31, 2005, we reported net capital of $827,716, which is $291,716 above the required net capital of $536,000.

The NASD has given us the opportunity to submit reasons indicating why the action should not be brought against us and we are in the process of preparing our response.

During the period of February 7 through February 9 of 2005, EFG halted operations due to a net capital deficiency. During this time period, it decreased the number of markets in which it participated as market makers and thereby lowered our capital requirements to $689,000 on February 9, 2005. In addition to lowering our capital requirements, we infused $850,000 of additional capital in order to increase capital to the needed level. During this period, EFG lost pre-tax profits of approximately $5,000 to $7,000 during the three day period that it ceased operations. We estimated that cessation of this trading activities caused approximately a 2% reduction in its ratio of current assets to liabilities.

At December 31, 2004, we had negative net capital of approximately $600,000 (calculated in accordance with the applicable SEC regulations), which was approximately $1,600,000 below the amount of required net capital. This deficiency resulted in a net capital violation as of December 31, 2004.

CHANGE OF CONTROL AND EQUITY INFUSION

As a result of agreements entered into during the year ended December 31, 2005, we have new controlling stockholders and have received substantial inflows of equity capital. The following transactions occurred during 2005 with a limited liability company (an "LLC") and a former officer of ours which has resulted in a new controlling stockholder:

- o We sold convertible preferred stock Series B with the stated value of $700,000 in exchange for $500,000 cash and cancellation of a $200,000 note previously issued (convertible in to 1,166,666 shares of our common stock at $.60 per share);

- o LLC exercised an option to acquire 1,666,666 shares of our common stock at $.60 per share for $750,000 in cash and cancellation of a $250,000 note previously issued;

- o LLC acquired 500,000 shares of our common stock and an option to purchase an additional 1,050,000 shares of our common stock from an former officer of ours;

- o We exchanged 10,000 shares of our preferred stock Series A, outstanding for debt in the amount of $240,000 and a severance obligation owed to a former officer of the Company and a trust controlled by him, for 7,062 shares of our preferred stock series C valued at $770,040. (convertible in to shares of our common stock at $2.00 per share);

- o We sold 833,334 shares of common stock for $500,000 in cash;

SALE OF ONLINE TRADING DISCOUNT BUSINESS

On November 21, 2005, we entered into a transfer agreement pursuant to which we transferred to a broker dealer all of the active and inactive customer accounts associated with our online trading discount business for a sales price of $452,000. At December 31, 2005, both parties to the transfer agreement had met all requirement of the agreement. The online trading discount business accounted for $416,843 or 2.5% of our commissions and fee revenues and incurred a loss of approximately $17,000 in 2005.

OUR COMPANY

Empire Financial Holding Company was organized as a corporation under the laws of the State of Florida in 2000 to serve as the parent of Empire Financial Group, Inc., a registered broker dealer, and Empire Investment Advisors, Inc., a registered investment advisor. Our principal executive offices are located at 2170 West State Road 434, Suite 100, Longwood, Florida 32779, and our telephone number is 1-800-569-3337. Our shares are listed on the American Stock Exchange and quoted under the symbol "EFH" and began trading in April of 2002. Our website is located at www.empirefinancialholding.com. Information contained in or connected to our web site is not part of this report.

Our periodic filings are available on our website or can be requested directly from us for those persons that make a request in writing (Attn: Investor Relations) or by e-mail (investorrelations@empirenow.com), and we will provide free of charge our Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, our proxy statements and/or reports filed by officers and directors with the Securities and Exchange Commission under Section 16(a) of the Securities Exchange Act. These reports are also available on the Securities Exchange Commission website at www.sec.gov by searching the EDGAR database for our company's filings under the name "Empire Financial" and selecting Empire Financial Holding Company.

ITEM 2. DESCRIPTION OF PROPERTY

Our principal executive offices are located in approximately 8,000 square feet of office space at 2170 West State Road 434, Suite 100, Longwood, Florida 32779. These offices are leased pursuant to a lease which expires on February 28, 2010 and provides for an average rent of approximately $11,608 per month, plus sales and property taxes.

During the second and third quarters of 2005, we opened three offices that are owned and supervised by us and operated by our employees. These offices are located in New York City, New York, Ridgewood, New Jersey and Boca Raton, Florida.

The New York office is located at 14 East 60th Street, Suite 208 and occupies approximately 700 square feet with monthly rentals of $2,700. This office houses our New York investment banking operations as well as servicing institutional clients with trading and execution services.

The New Jersey office is located at 213 E. Ridgewood Avenue, Second Floor and occupies 723 square feet with monthly rentals of $1,600. This office, a satellite of our New York office, also services institutional clients with trading and execution services.

Due to the large amount of travel to the New York area and significant costs associated with overnight hotel rooms, we maintain an apartment at 140 East 56th Street in New York City. The apartment is approximately 700 square feet with monthly rentals of $3,500 of which we pay $2,000. We share the cost of the apartment with an employee who commutes from Florida to New York frequently.

We have also opened an office in Boca Raton, Florida. The Boca Raton office is located at 555 South Financial Group, Suite 400 with approximately 2,000 square feet and a monthly rental of approximately $4,200. This office employs registered individuals who will market our retail brokerage services in the lucrative South Florida area. We have merged our established South Florida market making and trading operations within the Boca Raton operation to consolidate our operating costs and improve the economies of scale.

As of December 31, 2005, we serviced 26 fully independent offices throughout the United States. We do not have lease agreements for these offices or any direct financial commitment. The rent for these facilities is an obligation of the independent contractors who are located in each of them.

ITEM 3. LEGAL PROCEEDINGS

On October 17, 2003, we received the first of a series of subpoenas issued by the SEC in an investigation entitled "In re Certain Mutual Fund Trading Practices, File No. NY-7220". The investigation sought information regarding whether certain persons and entities engaged in, or aided and abetted others to engage in, certain practices in connection with the trading of mutual funds shares in violation of the federal securities laws, including enabling or permitting preferred customers to engage in late trading or market timing of mutual fund shares, among other things. The New York Attorney General was also conducting a similar investigation. We have cooperated fully with the SEC and the New York Attorney General in their investigations.

On May 25, 2004, we received a notice, commonly referred to as a Wells notice, from the SEC indicating that the staff of the commission intended to recommend to the commission the commencement of an enforcement action against us for our role in the trading of mutual fund shares on behalf of our clients.

During the quarter ending June 30, 2005, we estimated that the cost of settling any enforcement action would be approximately $350,000. Therefore, we recognized an expense of $275,000 for our share of the settlement and recorded a receivable of $75,000 from a former officer who is obligated under an agreement to pay for his share of the settlement. An accrual of $350,000 was recorded on the books of the EFG which increased liabilities and the expense, decreased income by $275,000, thereby causing a decrease in basic earnings per share of approximately $0.05. In addition, the working capital ratio decreased by about 6%.

We have since received and executed a settlement offer from the SEC and have placed $350,000 in an escrow account pending ratification by the SEC's main office in Washington, D.C. This provision is represented on the Statement of Financial Condition for the year ended December 31, 2005 as cash in escrow with the corresponding liability shown in accrued expenses and other liabilities.

Our business involves substantial risks of liability, including exposure to liability under federal and state securities laws in connection with the underwriting or distribution of securities and claims by dissatisfied clients for fraud, unauthorized trading, churning, mismanagement and breach of fiduciary duty. In recent years there has been an increasing incidence of litigation involving the securities industry, including class actions which generally seek rescission and substantial damages. In the ordinary course of business, we and our principals are, and may become a party to additional legal or regulatory proceedings or arbitrations. We are not currently involved in any additional legal or regulatory proceeding or arbitrations, the outcome of which is expected to have a material adverse impact on our business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2005.

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

Market Prices. Our common stock began trading on the American Stock Exchange ("AMEX") on April 9, 2002, under the symbol "EFH". Set forth below is high and low price information for the common stock as reported on the AMEX for each period presented.

2004	HIGH SALES PRICE	LOW SALES PRICE
First Quarter	$1.75	$1.15
Second Quarter	2.10	.96
Third Quarter	1.15	.65
Fourth Quarter	1.30	.65

2005	HIGH SALES PRICE	LOW SALES PRICE
First Quarter	$1.01	$.95
Second Quarter	1.65	1.50
Third Quarter	2.20	2.20
Fourth Quarter	3.65	3.47

As of March 20, 2006, there were approximately 430 stockholders of record of our common stock.

DIVIDEND INFORMATION.

We have not paid any dividends to our common stockholders since January 1, 2003. We do not anticipate paying any dividends in the foreseeable future. We intend to retain earnings to finance the development and expansion of our business. Payment of dividends in the future will be subject to the discretion of our board of directors and will depend on our ability to generate earnings, our need for capital and our overall financial condition.

EQUITY COMPENSATION PLAN.

The following table provides information as of December 31, 2005 with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, (a)	Weighted-average exercise price of outstanding options, (b)	Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a) (c)
Equity Compensation plans approved by stockholders	2,000,000	$1.89	-
Equity compensation plans not approved by stockholders	74,514	1.89	-
Total	2,074,514	$1.89	-

STOCK TRANSACTIONS

For the year ended December 31, 2005, following stock, option and warrant transactions occurred causing resulting in a change in control of our Company:

- We sold 416,667 shares of common stock for $250,000 in cash;

- We sold 7,000 shares of Series B Convertible Preferred Stock accompanied with an option to acquire 1,666,666 shares of common stock at an exercise price of $.60 per share, in exchange for $500,000 of cash and cancellation of a $200,000 note previously issued to us;

- A trust administered by a former officer of ours sold 500,000 shares and an option to purchase an additional 1,050,000 shares of the Company's common stock for an undisclosed amount. The option expires on various dates from 24 to 42 months after May 20, 2005, and has exercise prices ranging from $1.25 to $2.25 per share; we exchanged 10,000 shares of our preferred stock Series A, outstanding debt in the amount of $240,000 and a severance obligation owed to a former officer of the Company and a trust controlled by him, for 7,062 shares of our preferred stock series C valued at $770,040. The preferred stock series C is convertible in to shares of our common stock at $2.00 per share.

- We sold 416,667 shares of common stock for $250,000.

- Options that were granted in conjunction with the sale of our Series B preferred stock, were exercised for $750,000 and satisfaction of notes payable in the amount of $250,000.

As a result of the completion of the above transactions, a limited liability company, gained control of the Company from a former officer.

Unrelated to the change of control of our Company, we also recorded the following equity transactions:

- o We issued 50,000 shares of common stock in exchange for $50,000 owed by the Company to the lender;

- o An officer of the Company, exercised 200,000 options covering 55,629 shares of the Company's common stock, granted under the stock option plan in 2003;

- o We cancelled 200,000 shares of our common stock and issued warrants to purchase 50,000 shares of our common stock, at $1.25 per share, as a result of cancellation of an agreement previously executed in 2004;

- o We sold 100,000 shares of common stock at $1.00 per share and warrants to purchase 60,000 shares at $2.00 for $100,000 in cash; 150,000 shares of common stock at $1.00 per share and warrants to purchase 60,000 shares at $1.50 for $150,000 in cash; 151,515 shares of common stock at $1.65 for $250,000;

- o We issued 2,000 shares of Series D preferred stock with a stated value of $200,000 in exchange for accounts payable;

- o We sold 20,000 shares of common stock at $2.50 per share, five year warrants to purchase 12,500 shares of our common stock at $3.73 and a thirty day option assignment from a stockholder to purchase 12,500 shares of stock at $1.25 per share from a former officer for cash of $50,000;

- o 100,000 shares of common stock, five year warrants to purchase 62,500 shares of our common stock at $3.73 and a thirty day option assignment to purchase 62,500 shares of stock at $1.25 per share for $250,000;

- o We sold 10,000 shares of the Company's newly created Series E preferred stock valued at $75.00 per share in exchange for listed common stock valued at $783,750 at the time of the exchange, and 3,333 shares of the Company's newly created Series E preferred stock valued at $75.00 per share for $250,000.

Also during the fourth quarter, the Company converted, at the election of several of the convertible note holders, $200,000 of convertible notes to common stock valued at $2.00 per share and $72,079 of convertible notes to common stock at the value of $2.50 per share. As a result of this conversion, the Company issued:

- o 100,000 shares of common stock in exchange for $200,000 worth of convertible notes payable;

- o 13,635 shares of our common stock in exchange for $34,089 worth of convertible notes payable;

- o 15,200 shares of common stock in exchange for $38,000 worth of convertible notes payable to a major shareholder and previous officer of the Company.

The table below outlines the conversion price of all outstanding convertible issues, both debt and equity:

Convertible Issue	Conversion Price
Series B preferred stock	$0.60
Series C preferred stock	2.00
Series D preferred stock	2.00
Series E preferred stock	3.51
Notes payable, 10% convertible debt	2.00

The Company granted options to purchase 1,575,000 shares of the Company's common stock to officers and key employees during 2005 at a weighted average exercise price of $2.04. Of the 1,575,000 options granted during the year, 275,000 options were granted to employees, 650,000 were granted to officers who are not members of the Board of Directors, 500,000 were allocated to officers who are members of the Board of Directors and 150,000 were granted to outside members of the Board of Directors. 280,000 options vest immediately and 1,295,000 options vest monthly over a two year period.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

INTRODUCTION

We were incorporated in Florida during February 2000. Most of our business is conducted through our wholly owned subsidiaries, Empire Financial Group, Inc. and Empire Investment Advisors, Inc. Empire Financial Group, Inc. was founded in 1992 and merged into Empire Financial Holding Company in 2000. Accordingly, the following discussion and analysis of our financial condition and results of operations is based on the combined results of these businesses.

Empire Financial Group, Inc. ("EFG") is our financial brokerage services subsidiary providing brokerage services to full service retail and institutional customers. We provide our registered representatives and advisors back office compliance and administrative services over the telephone at 1-800-569-3337 or through their designated registered representative. We provide our retail customers access to useful financial products and services through our website and by telephone. Our customers may, upon request, also receive advice from our brokers regarding stock, bonds, mutual funds and insurance products. We also provide securities execution and market making services, providing execution services involving filling orders to purchase or sell securities received from unaffiliated broker dealers on behalf of their retail customers. We typically act as principal in these transactions and derive our net trading revenues from the difference between the price paid when a security is bought and the price received when that security is sold. We typically do not receive a fee or commission for providing retail order execution services.

Additionally through Empire Investment Advisors, Inc. ("EIA"), we offer fee-based investment advisory services to our customers, independent registered investment advisors and unaffiliated broker dealers. These services are web-based and are delivered through a platform that combines a variety of independent third party providers.

Services include access to separate account money managers, managed mutual fund portfolios, asset allocation tools, separate account manager and mutual fund research, due diligence and quarterly performance review. We charge our customers an all-inclusive fee for these services, which is based on assets under management. As of December 31, 2005, the annual fee was equal to approximately 140 basis points times the assets under management.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements which have been prepared in conformity with accounting principles generally accepted in the United States of America. Because we operate in the financial services industry, we follow certain accounting guidance used by the brokerage industry. Our consolidated balance sheet is not separated into current and non-current assets and liabilities. Certain financial assets, such as trading securities are carried at fair market value on our consolidated statements of financial condition while other assets are carried at historic values.

We account for income taxes on an asset and liability approach to financial accounting and reporting. Deferred income tax assets and liabilities are computed annually for differences between the financial and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

ACCOUNTING FOR CONTINGENCIES

We accrue for contingencies in accordance with Statement of Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require our exercise of judgment both in assessing whether or not a liability or loss has been incurred and estimated the amount of probable loss.

USE OF ESTIMATES

Note 2 to our consolidated financial statements contains a summary of our significant accounting policies, many of which require the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements for the periods presented. We believe that of our significant accounting policies are based on estimates and assumptions that require complex, subjective judgments which can materially impact reported results.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

In December 2004, the FASB issued Statement of Financial Standards No. 123 (revised 2004), SHARE-BASED PAYMENT ("SFAS No. 123 (R)"), which is a revision of SFAS No. 123. SFAS No. 123 (R) supersedes APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and amends FASB Statement No. 95, STATEMENT OF CASHFLOWS. Generally, the approach to accounting for share-based payments in SFAS No. 123(R) is similar to the approach described in SFAS No.

123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Pro forma disclosure of the fair value of share-based payments is no longer an alternative to financial statement recognition. SFAS No. 123(R) is effective for small public business issuers at the beginning of the first fiscal year beginning after December 15, 2005, and therefore effective for the year ending December 31, 2006 for the Company.

The Company expects the adoption of SFAS No. 123(R) to have a material effect on its financial statements, in the form of additional compensation expense, on a quarterly and annual basis. It is not possible to precisely determine the expense impact of adoption since a portion of the ultimate expense that is recorded will likely relate to awards that have not yet been granted. The expense associated with these future awards can only be determined based on factors such as the price for the Company's common stock, volatility of the Company's stock price and risk free interest rates as measured at the grant date. However, the pro forma disclosures related to SFAS No. 123 included in the Company's historic financial statements are relevant data points for gauging the potential level of expense that might be recorded in future periods.

Statement of Financial Accounting Standards No. 151, INVENTORY COSTS, an amendment of ARB No. 43, Chapter 4 (SFAS 151) was issued in November 2004 and becomes effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that SFAS 151 will have any effect on future financial statements.

Statement of Financial Accounting Standards No. 152, ACCOUNTING FOR REAL ESTATE TIME-SHARING TRANSACTIONS, an amendment of FASB Statements No. 66 and 67 (SFAS 152) was issued in December 2004 and becomes effective for financial statements for fiscal years beginning after June 15, 2005. The Company does not expect that SFAS 152 will have any effect on future financial statements.

Statement of Financial Accounting Standards No. 153, EXCHANGES OF NON-MONETARY ASSETS, an amendment of APB Opinion No. 29 (SFAS 153) was issued in December 2004 and becomes effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that SFAS 153 will have any effect on future financial statements.

Statement of Financial Accounting Standards No. 154, ACCOUNTING CHANGES AND ERROR CORRECTIONS, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154) was issued in May 2005 and becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect that SFAS 154 will have any significant effect on future financial statements.

Statement of Financial Accounting Standards No. 155, ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS--AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140, was issued in February 2006 and is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Certain parts of this Statement may be applied prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Provisions of this Statement may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The Company does not expect that SFAS 155 will have any significant effect on future financial statements.

In March 2005, FASB Interpretation No. 47, ACCOUNTING FOR CONDITIONAL ASSET RETIREMENT OBLIGATIONS--AN INTERPRETATION OF FASB STATEMENT NO. 143 (FIN 47). FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). Retrospective application for interim financial information is permitted but is not required. Early adoption of this Interpretation is encouraged. The Company does not expect that FIN 47 will have any significant effect on future financial statements.

In December 2004, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AcSEC) issued Statement of Position 04-2, ACCOUNTING FOR REAL ESTATE TIME-SHARING Transactions (SOP 04-2). SOP 04-2 is effective for financial statements issued for fiscal years beginning after June 15, 2005, with earlier application encouraged. The Company does not expect that SOP 04-2 will have any effect on future financial statements.

In September 2005, AcSEC issued Statement of Position 05-1: ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS (SOP 05-1). SOP 05-1 is effective for fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The Company does not expect that SOP 05-1 will have any effect on future financial statements.

FASB Staff Position (FSP) FAS 13-1--ACCOUNTING FOR RENTAL COSTS INCURRED DURING A CONSTRUCTION PERIOD, was issued on October 6, 2005 and becomes effective for the new transactions or arrangements entered into after the beginning of the first fiscal quarter following the date that the final FSP is posted by the FASB. The Company does not expect that FSP 13-1 will have any significant effect on future financial statements.

On June 29, 2005, the FASB ratified the consensus reached for Emerging Issues Task Force (EITF) Issue No. 05-5, ACCOUNTING FOR EARLY RETIREMENT OR POST-EMPLOYMENT PROGRAMS WITH SPECIFIC FEATURES (SUCH AS TERMS SPECIFIED IN ALTERSTEILZEIT EARLY RETIREMENT ARRANGEMENTS). The consensus in this Issue should be applied to fiscal years beginning after December 15, 2005, and reported as a change in accounting estimate effected by a change in accounting principle as described in paragraph 19 of FASB Statement 154. The Company does not expect that EITF 05-5 will have any significant effect on future financial statements.

On September 28, 2005, the FASB ratified the consensus reached for EITF Issue No. 05-7, ACCOUNTING FOR MODIFICATIONS TO CONVERSION OPTIONS EMBEDDED IN DEBT INSTRUMENTS AND RELATED ISSUES. The provisions of this Issue should be applied to future modifications of debt instruments beginning in the first interim or annual reporting period beginning after December 15, 2005. The Company expects that the application of EITF 05-7 could have an effect on interest and debt valuations in future financial statements. It is not possible to determine the impact, if any, from the application of EITF05-7.

On September 28, 2005, the FASB ratified the consensus reached for EITF Issue No. 05-8, INCOME TAX CONSEQUENCES OF ISSUING CONVERTIBLE DEBT WITH A BENEFICIAL CONVERSION FEATURE. The provisions of this Issue should be applied beginning in the first interim or annual reporting period beginning after December 15, 2005. The Company expects that the application of EITF 05-8 could have an effect on he income tax expense reported in future financial statements. It is not possible to determine the impact, if any, from the application of EITF05-8.

MARKET-MAKING ACTIVITIES

Securities owned and securities sold, not yet purchased, which primarily consist of listed, over-the-counter, American Depository Receipts and foreign ordinary stocks, are carried at market value and are recorded on a trade date basis. Market value is estimated daily using market quotations available from major securities exchanges and dealers.

SOURCES AND DESCRIPTION OF REVENUES

COMMISSIONS AND FEES.

Approximately 73% of our 2005 revenues and approximately 75% of our 2004 revenues consist of commissions and fees. Commissions and fees include revenues generated from transactional fees charged to retail and institutional customers. Commissions and fees also include mutual fund transaction commissions and trailer fees, which are periodic fees paid by mutual funds as an incentive to keep assets invested with them over time. Transactional fees charged to retail and institutional customers are primarily affected by changes in transaction volumes and changes in the commission or fee rates charged per transaction. The significant growth in our daily average trading volumes in the U.S. and major global equities markets has increased our trading commissions and transaction fees.

EQUITIES MARKET-MAKING TRADING REVENUES, NET

Approximately 24% of our 2005 and 2004 revenues consist of equities market-making trading revenues, net. Equities market-making trading revenues are generated from the difference between the price we pay to buy securities and the price we are paid when we sell securities. Volatility of stock prices, which can result in significant price fluctuations in short periods of time, may result in trading gains or losses. Our equities market-making trading revenues are dependent on our ability to evaluate and act rapidly on market trends and manage risk successfully. We typically act as principal in these transactions and do not receive a fee or commission for providing order execution services.

Our 2005 trading revenues, net, were $5,451,815 which consisted of net realized gains of $5,912,358 and net unrealized losses of $460,543.

DESCRIPTION OF OPERATING EXPENSES

EMPLOYEE COMPENSATION AND BENEFITS.

Employee compensation and benefits, which include salaries and wages, incentive compensation, stock compensation and related employee benefits and taxes accounted for approximately 21% of our expenses during 2005 and approximately 20% of our expenses during 2004. Approximately 60% of our employees are compensated primarily on a performance basis. Therefore, a significant portion of compensation and benefits expense will fluctuate based on our operating revenue.

COMMISSIONS AND CLEARING COSTS.

Commissions and clearing costs include commissions paid to independent brokers, fees paid to floor brokers and exchanges for trade execution costs, fees paid to third-party vendors for data processing services and fees paid to clearing entities for certain clearance and settlement services. Commissions and clearing costs generally fluctuate based on transaction volume. Approximately 67% of our 2005 expenses and approximately 63% of our 2004 expenses consisted of commissions and clearing costs.

GENERAL AND ADMINISTRATIVE

Our general and administrative expenses consist primarily of executive compensation, legal, accounting and other professional fees, software consulting fees, travel and entertainment expenses, insurance coverage, depreciation, occupancy expenses and other similar operating expenses. These expenses accounted for approximately 10% and 15% of our expenses for 2005 and 2004, respectively.

OTHER INCOME AND EXPENSES

Other income and expenses consist of interest income earned on our capital reserves and bank balances while interest expenses are costs of capital employed in our market making activities to purchase and hold inventory and to service our debt. Interest income, net of interest expense for 2005 and 2004 were $56,132 and $69,802, respectively.

Also included in other income and expenses for 2005, we recognized an expense of $275,000 resulting from our executing an agreement pending with the Securities and Exchange Commission over mutual fund trading activities in 2002 and 2003. We also generated $452,000 in one time revenues from the sale of our online discount trading business. There were no other income and expense items in 2004.

RESULTS OF OPERATIONS - DECEMBER 31, 2005 COMPARED WITH DECEMBER 31, 2004

Total revenues for the year ended December 31, 2005 increased $1,059,948 or 5%, to $22,485,731 from a $21,425,783 reported for the year ended December 31, 2004. Commissions and fees revenue accounted for $220,209 or approximately 21% of the increase in total revenues while trading revenues from equities and market-making activities accounted for $388,182, or approximately 37% of the $1,059,948 increase in total revenues. Our new investment banking division accounted for $266,410, or approximately 25% of the increase in revenues. We did not have an active investment banking division in 2004.

The increase in total revenues is primarily due to the reasons described below.

Commission and fees revenue increased $220,209 to $16,374,914 from $16,154,705 in 2004, due mainly to the addition of two new company operated offices in New York City and Boca Raton which generated approximately $597,000 in revenues or approximately 4% of our total commission and fees revenue.

Commission and fees revenues accounted for approximately 73% and 75% of our total revenues for the years ended December 31, 2005 and 2004, respectively.

Trading revenues increased $388,182 to $5,451,815 in 2005 from $5,063,633, in 2004, for an increase of approximately 8%. This increase is due primarily to better market conditions and controls placed on the proprietary inventory accounts. Our new company operated offices, which are primarily trading, also contributed to the increased availability of transactions in stocks in which we make markets.

Operating expenses in 2005 decreased $693,773, or approximately 3%, to $22,373,382 from $23,067,155 in 2004, for a combination of reasons as described below:

Clearing and execution costs in 2005 increased $564,144, or approximately 4%, to $15,070,113 from $14,505,969 in 2004. This increase is partly due to an increase in high priced quotation and execution services added to accommodate our new offices and the increased activity in our market making activities. In order to commence operations in the new locations, we increased our clearing costs while not having yet realized the full revenues associated with these offices. Early in 2005, our firm had two clearing firms with which we transacted business. During the year, we terminated our relationship with one of the clearing firms and we incurred costs associated with transferring accounts to our remaining clearing firm. As a percentage, commissions and clearing costs accounted for approximately 67% and 63% of total expenses for the years ended December 31, 2005 and 2004, respectively.

Employee compensation and benefits in 2005 increased $122,412, or approximately 3%, to $4,789,976 from $4,667,564 in 2004. This increase is primarily due to restructuring our compensation package associated with our market making activities to a more performance based system. We also recognized $152,163 in compensation expense due to variable options issued to the President in 2003 which were exercised in 2005. The employer portion of health care covered increased approximately 50% over prior year costs. The increased compensation was partially offset by a reduction in expense of $240,000 that resulted from reversing the stock given as compensation in 2004 when the agreement was cancelled in 2005. Employee compensation and benefits as a percentage of total expenses increased from approximately 20% in 2004 to 21% in 2005.

General and administrative expenses in 2005 decreased $1,151,208 or approximately 33%, to $2,287,449 from $3,438,657 in 2004. This decrease is primarily attributable to the continued downward trend of outside legal costs associated with defending the SEC enforcement action. As a percentage of total expenses, general and administrative expenses were 10% and 15% for 2005 and 2004, respectively.

Our other income and expenses consisted partly of interest income, interest expense and two isolated events as described below:

For the year ended 2005, our interest income increased approximately 24% to $210,386 over interest income in 2004 of $170,327 due mainly to our higher cash reserves deposited with our bank and the increased clearing deposit at our clearing firm. Our interest expense increased approximately 53% to $154,254 over $100,525 in 2004 due mainly to the higher interest costs associated with our margin debt incurred in maintaining our securities inventory used in our market making activities and servicing our debt.

November of 2005, we sold our online discount trading business to an unrelated third party which generated a one time gain of $452,000. We also recorded an expense of $275,000 in relation to a settlement offer from the SEC resolving and removing the threat of an enforcement action brought against us for our role in trading of mutual funds shares on behalf of our clients. In 2004, we did not have any other items of other income and expense.

For the year ended December 31, 2005, we reported net income applicable to common stockholders of $2,294,969, or $.44 per basic share and $.38 per diluted share, as compared to a net loss applicable to common stockholders of $1,599,695, or $.50 per basic and diluted loss per share for the year ended December 31, 2004. The reported net income for 2005 was largely due to a one time adjustment to income from the recognition of deferred tax assets in the amount of $2,117,000 or $.41 per basic share and $.35 per diluted share. Management believes that the deferred tax assets will be utilized in the future based on current profitable operations and future projections and therefore has reversed the allowance which was previously set up against the deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2005, we had $9,849,433 in assets, approximately 48% of which consisted of cash or assets readily convertible into cash, principally securities owned and receivables from clearing brokers, which include interest bearing cash balances held with our clearing organization. Historically, we have financed our business primarily through cash generated by operations, as well as proceeds from our initial public offering and follow-on private placements of stock and debt offerings as discussed below:

During 2005 we used cash from operations of $1,422,397 while during 2004 we used $542,458. The major uses of cash from operations for the year ended December 31, 2005 resulted from an increase in our deposits held at our clearing organization of $768,916, increase in our long and short inventory positions for our market making activities of $1,135,894, increase in our prepaid expense and other assets of 294,488 and the $350,000 in cash we placed in an escrow account pending final ratification our settlement agreement with the SEC. These increases were partially offset by a decrease in our commissions and other receivable from our clearing organization of $1,597,305 and $669,833 decrease in our accrued expenses and other liabilities.

Net cash used in investing activities for 2005 and 2004 was $1,501,747 and $151,256, respectively. This increase in cash used was mainly due to the development of an independent office and the three Company offices in 2005 in which we advanced $1,806,701 against notes and was partially offset by the proceeds of $452,000 received from the sale of our online discount trading business.

Net cash provided by financing activities was $3,260,863 in 2005, as compared to $344,311 provided in 2004.

Our financing activities in 2005 included proceeds of $2,350,000 from the sales of our common and preferred stock and $750,000 in cash proceeds from the exercising of options granted to our majority stockholder. We also received marketable securities in exchange for our Series E preferred stock valued at the time of the exchange at $783,750.

During 2005, we issued two notes to our clearing organization in the amount of $700,000. The first note was issued on March 20, 2005 in the amount of $200,000 and carries an interest rate of 2% over the prime rate and matured in February of 2006. The second note to our clearing organization in the amount of $500,000 was executed on December 15, 2005 and also carried an interest rate at 2% over the prime rate.

On March 20, 2005, we issued a promissory note to a former officer of the Company as part of a settlement agreement in conjunction with the sale of our former subsidiary, Advantage Trading Group, in the amount of $325,000. The note replaced a note previously issued in 2004 in the amount of $400,000. We paid $153,704 in interest payments and extension fees on the $400,000. The note bears interest at 12% with a fixed monthly principal payment of $18,056. We made nine principal and interest payments totaling $187,075. The fully amortizing note matures on September 20, 2006. At December 31, 2005, the unpaid principal balance was $162,500.

On March 20, 2005, we issued a 12% note to a former officer of our Company in the amount of $50,000. The note requires interest only payments of $500 per month and matured in February of 2006.

On May 20, 2005 we issued a 12% note to an unrelated third party in the amount of $500,000. As of December 20, 2005, we had made payments totaling $535,243 which fully satisfied the note.

Also during May of 2005, we issued a note to our controlling stockholder in the amount of $250,000 as part of the change of control transaction. The note was satisfied as part of the exercising of stockholder's options to purchase our common stock.

In December of 2003, we issued $472,089 worth of convertible, 10% notes, to 8 unrelated third parties, requiring semi-annual payments of interest only. The notes mature in December of 2006. During December of 2005, $272,089 of these notes were converted to common stock of the Company. The notes convert at $2.00 per share. We issued 136,044 share of our common stock as a result of these conversions. At December 31, 2005, the Company remains indebted to the remainder of the convertible notes for $200,000.

Based on our current rate of cash outflows, we believe that our net cash and liquid assets totaling $4,718,140 at December 31, 2005 will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the foreseeable future. Management's plan to return to profitability has been successful but will require a longer period of sustained profitability in order to fully judge its ultimate success.

Our plan has several different aspects. We have addressed our capital shortages through a recapitalization. This was accomplished by a sale/issuance of additional equity securities and cash generated from sale of our online trading business. We have shown by issuing additional debt and equity and attaining profitability, the Company can generate the funds necessary to continue our restructuring of operations.

We have made, and will continue to make, changes to our cost structure and operating systems. These changes include implementing additional financial controls, obtaining new technology to improve operating efficiency, and adding qualified, experienced personnel.

We believe that the additional capital, improved cost structure and efficiency, and an enhanced ability to provide services to the planned additions of sales personnel will enable us to return to profitability. New personnel will enable us to grow market making and execution services, increase our retail sales force, and add new investment banking activities.

We have implemented our plan, which returned us to marginal profitability. The plan has several different aspects, which we will continue to implement, as outlined below:

- o increase our market making revenues by adding additional stocks in which we make a market;
- o expand our institutional trading activities by continuing to add quality trading personnel with existing institutional clients;
- o expand our investment banking activities by actively seeking small to mid-size companies that need debt and equity to continue their expansion plans;
- o continue to recruit quality registered representatives;
- o expand our offering of proprietary financial products to our retail and institutional customer.

The Company has resolved several outstanding regulatory issues that have enabled us to focus on operating our business in full compliance with all applicable laws and regulations.

If our plans change, or our assumptions change or prove to be inaccurate, or if our available cash otherwise proves to be insufficient to implement our business plans, we may require additional financing through subsequent equity or debt financings. The Company cannot predict whether additional funds will be available in adequate amounts or on acceptable terms. If funds are needed but not available, the Company's business may be harmed.

NET CAPITAL REQUIREMENTS

Our broker dealer subsidiary, Empire Financial Group, Inc. (`EFG"), is subject to the requirements of the Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. Net capital and related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

At December 31, 2005, EFG had positive net capital of $827,716 (calculated in accordance with the applicable SEC regulations), which was $291,716 in excess of our required net capital.

The ratio of aggregate indebtedness to net capital was 4 to 1. We claim exemption from Rule 15c3-3 under Paragraph (k) (2) (ii) of the Rule as all customer transactions are cleared through other broker dealers on a fully-disclosed basis.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

Listed below is a tabular representation of our long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations and other long-term liabilities reflected on our balance sheet under GAAP as of December 31, 2005.

Contractual Obligations	Payment due by period Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$904,167	$904,167	-	-	-
Capital lease obligations	-	-	-	-	-
Operating lease obligations	$660,660	$207,506	$471,264	$313,782	

FACTORS AFFECTING OUR OPERATIONS, BUSINESS PROSPECTS AND MARKET PRICE OF STOCK

For the year ending December 31, 2005, we returned to profitability. Our net income attributable to common stockholders of $2,294,969 was mainly due to recognition of deferred tax assets principally arising from the Company's prior net operating loss carryforwards. Had we not recognized these assets, we would have reported net income applicable to common stockholders of $177,969. Included in net profit was a one time reversal of a stock compensation expense item that was previously expensed in 2004 in the amount of $240,000. Also in 2005, we recognized a one-time expense of $275,000 resulting from our executing an agreement pending with the Securities and Exchange Commission over mutual fund trading activities in 2002 and 2003. We also generated $452,000 in one-time revenues from the sale of our online discount trading business.

Although we were profitable in 2005, there are no assurances that we will be able to maintain profitability. We did, however, increase our stockholder equity $7,064,865 from a deficit in 2004 of $1,897,607 to a positive $5,167,258 at December 31, 2005. This increase was in large part due to the recognition of a deferred tax asset of $2,117,000 in the third and fourth quarters of 2005 and sale of our stock. We sold common stock for $2,346,922 and preferred stock valued at $1,886,290 and exchanged preferred stock for marketable securities valued at market value for $783,750 which significantly increased our stockholders equity. We cancelled our Series A preferred stock valued at $300,000 and converted $1,448,951 of convertible notes and other liabilities to equity.

We settled pending federal and state investigations relating to our role in the trading of mutual fund shares on behalf of our clients. As of this time, we have executed a settlement agreement with the Securities and Exchange Commission which is pending ratification by the SEC's Washington, DC office. We have accrued a regulatory reserve for $350,000 of which $275,000 is our obligation and $75,000 is the obligation of one of our former officers.

Our continued existence is dependent upon our ability to generate cash either from operations or from new financings. We will continue implementing our plan, which we believe will allow us to continue profitability. We intend to continue to expand our market making and order execution services through increased marketing to independent third party broker dealers and investment advisors. The change in our ownership as previously discussed and our ability to bring in additional equity and debt proceeds will help us to further expand our core businesses.

Subsequent to December 31, 2005, stockholders' equity was increased by $725,000 from the proceeds of the sale of 290,000 shares of common stock. We also have issued 863,074 shares of our newly created Series F preferred stock, to unrelated third parties, for $2,804,990. The series F preferred stock includes five year warrants to purchase 431,537 shares of our common stock at $4.50 per share and carries a 4% cumulative dividend.

However, there is no assurance that we will maintain profitability or be able to generate cash from either operations of from issuance of additional debt or equity financings which may hinder our plans for expansion.

ITEM 7. FINANCIAL STATEMENTS

The consolidated financial statements of Empire Financial Holding Company, the accompanying notes thereto and the independent registered public accounting firm's report are included as part of this Annual Report on Form 10-KSB and immediately follow the signature page of this Annual Report on Form 10-KSB.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 8A. CONTROLS AND PROCEDURES

Management, including our President and Chief Financial Officer, evaluated our controls and procedures related to our reporting and disclosure obligations as of December 31, 2005. These officers have concluded that, based on these evaluations, these disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) were effective to ensure that (i) material information relating to us is known to these officers, particularly material information related to the period for which this period report is being prepared; and (ii) this information is recorded, processed, summarized, evaluated and reported, as applicable, within the time periods specified in the rules and forms promulgated by the Securities and Exchange Commission.

There have been no significant changes in our internal control over financial reporting during the fiscal year ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 8B. OTHER INFORMATION

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Our executive officer and directors and their respective ages as of May 1, 2006 are as follows:

Name	Age	Director Since	Position
Donald A. Wojnowski Jr.	46	2004	President, Chief Executive Officer and Director
Rodger E. Rees	51		Chief Financial Officer and Secretary of Empire Financial Holding Company, Inc. and Empire Financial Holding Group, Inc.
John J. Wilson	57		Vice President and Chief Compliance Officer of Empire Financial Group, Inc.
Bradley Gordon	53	2003	Director
Steven M. Rabinovici	54	2005	Chairman of the Board and Director
John C. Rudy	64	2005	Director
Kirk M. Warshaw	48	2005	Director

Donald A. Wojnowski Jr. is our President, Chief Executive Officer and a member of the Board of Directors. Mr. Wojnowski is also the President and Chief Executive Officer of one of our wholly-owned subsidiaries, Empire Financial Group, Inc. Mr. Wojnowski was elected Chief Executive Officer in July of 2005 and has served as our President since June 2004. Prior to holding his current position, Mr. Wojnowski was our Vice President of Business Development, a position he held from September 1999 until February 2004. Mr. Wojnowski joined us in 1993 and has been a member of our Board since June 2004.

Bradley L. Gordon has served as a director of our company since June 2003. Mr. Gordon also serves as an audit committee member. Since April 2000, Mr. Gordon has been the managing member of Concept Acquisitions LLC, an international franchise management and holding company. From September 1997 to April 2000, Mr. Gordon was a director and the chief operating officer of Ultimate Franchise Systems, Inc. In addition, Mr. Gordon has held various executive management positions within various private and public retail and wholesale service companies. Mr. Gordon's responsibilities have encompassed strategic planning, management and profit responsibility of multi-billion dollar organizations. Mr. Gordon has also been directly involved with and responsible for the growth of start-up companies through the maturity and final consolidation stages of their life cycles.

Steven M. Rabinovici became a director of our company in May 2005 and was elected Chairman of the Board in July 2005. Mr. Rabinovici has over 25 years experience as a senior executive in both the profit and non-profit sectors. From 1992 through 2004, Mr. Rabinovici was the chief executive officer of Complete Management Inc., a physician practice management company.

Rodger E. Rees was elected as our Chief Financial Officer and Secretary in May 2005. Mr. Rees has been the Chief Operating Officer of Empire Financial Group, Inc. and Empire Investments Advisors, Inc., two of our wholly-owned subsidiaries, since February 2005. From July 2001 through February 2005, Mr. Rees served as the director of independent broker dealer services for Empire Financial Group, Inc. From February 1995 through July 2001, Mr. Rees was President and Chief Operating Officer of Centennial Capital Holdings, Inc. (a financial services company). Mr. Rees is a licensed certified public accountant in the State of Georgia.

John C. Rudy became a director of our company in May 2005. Mr. Rudy also serves as an audit committee member. Mr. Rudy has over 35 years of experience in financial and business operations. Since 1992, Mr. Rudy has been President of Beacon Consulting Associates, a business consulting and accounting firm, which he founded. Mr. Rudy has been a Certified Public Accountant since 1972.

Kirk M. Warshaw became a director of our company in May 2005. Mr. Warshaw also serves as an audit committee member. Mr. Warshaw is a financial professional with over 20 years experience providing accounting, financial and advisory services. Over the last five years, Mr. Warshaw has advised his clients in over $170 million worth of buy/sell transactions. He has arranged over $64 million in equity and debt financing for small companies as well as assisting in the formation of two small public companies. Mr. Warshaw has been a Certified Public Accountant since 1982.

John J. Wilson was appointed our Vice President and Chief Compliance Officer in November 2005. Prior to joining Empire Financial Group, Inc., Mr. Wilson was Director of Compliance for National Securities Corporation from July of 2003 until November of 2005. From December 2000 through November 2003, Mr. Wilson served in the same capacity with Weatherly Securities Corporation.

All directors hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. Officers are elected to serve, subject to the discretion of the Board of Directors, until their successors are appointed.

Our Audit Committee is comprised of three non-employee members of our Board of Directors. The Board of Directors has determined that:

(1) all current committee members are "independent" as that term is defined in the applicable rules and regulations of the American Stock Exchange (AMEX) and the Securities and Exchange Commission (SEC);

(2) all current committee members are financially literate; and,

(3) Kirk M. Warshaw qualifies as an "Audit Committee financial expert" as that term is defined at Item 401 (e) of Regulation S-B.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of our outstanding common stock, to file with the SEC, initial reports of ownership and reports of changes in ownership of our equity securities. Such persons are required by SEC regulations to furnish us with copies of all such reports they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written or oral representations that no other reports were required for such persons, our officers, directors and greater than 10% beneficial owners are in compliance with all applicable Section 16(a) filing requirements.

CODE OF ETHICS

We adopted a Code of Ethical Conduct, effective July 2004, which is applicable to all of our directors, executive officers, and employees, including our President and Chief Financial Officer. The Code of Ethical Conduct includes provisions applicable to our senior executive officers consistent with the Sarbanes-Oxley Act of 2002. Our Code of Ethical Conduct has been filed with the SEC and is posted on our website at www.empirenow.com under the "Corporate Governance" section. We will also provide at no charge a copy of the Code of Ethical Conduct to any person upon written request addressed to our President and Chief Executive Officer, Don Wojnowski, at our principal executive office, located at Empire Financial Holding Company, 2170 West State Road 434, Suite 100, Longwood, Florida 32779.

ITEM 10. EXECUTIVE COMPENSATION

Executive Compensation

The following Summary Compensation Table sets forth all compensation earned, in all capacities, during the fiscal years ended December 31, 2005, 2004, and 2003 by (i) Empire's Chief Executive Officer and (ii) the most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the 2005 fiscal year and whose salary as determined by Regulation S-B, Item 402, exceeded $100,000. The individuals falling within categories (i) and (ii) are collectively referred to as the "Named Executives". We did not offer stock appreciation rights or make any long-term incentive plan payouts during these three fiscal years.

SUMMARY COMPENSATION TABLE

		ANNUAL COMPENSATION			LONG TERM COMPENSATION	
NAME AND PRINCIPAL POSITION	YEAR	SALARY	BONUS	OTHER ANNUAL COMPENSATION	RESTRICTED STOCK AWARDS	SECURITIES UNDERLYING OPTIONS
Donald A. Wojnowski Jr. (1)	2005	$250,000	$47,006	$ --	--	300,000
President and Chief	2004	150,000	--	82,181	--	--
Executive Officer	2003	150,000	--	312,471	--	125,000
Rodger E. Rees (2)	2005	$180,000	$37,136	--	--	--
Chief Financial Officer	2004	135,000	5,445	--	--	--
and Secretary	2003	135,000	14,665	--	20,000	30,000

(1) Mr. Wojnowski served as Vice President of Business Development from September 1999 through February 2004 and was elected as President in June 2004 and elected Chief Executive Officer in July 2005. Other Annual Compensation" for Mr. Wojnowski consists of brokerage commissions

(2) Mr. Rees was elected as Chief Financial Officer and Secretary in May 2005. During 2004 and 2003, Mr. Rees served as Chief Operating Officer and Director of Independent Broker/dealer Services, respectively. Mr. Rees returned 250,000 options to the company in April 2006.

EMPLOYMENT CONTRACTS

On August 2, 2005, the Company entered into a one year employment agreement with Donald A. Wojnowski. The employment agreement extends through June 1, 2007 and automatically renews on a monthly basis. The agreement can be terminated by either party with 90 days notice. Pursuant to his employment agreement, Donald A. Wojnowski was retained as President and Chief Executive Officer and his total compensation is $240,000 per year plus bonus.

On August 2, 2006, the Company entered into a one year employment agreement with Steven M. Rabinovici. The employment agreement extends through June 2007 and automatically renews on a monthly basis . The agreement can be terminated by either party with 90 days notice. Pursuant to his employment agreement, Steven M. Rabinovici was retained as a director and Chairman of the Board and his total compensation is $120,000 per year plus bonus.

On November 15, 2005, the Company entered into a one year employment agreement with John J. Wilson. The employment agreement extends through November 15, 2006 and automatically renews on a monthly basis . The agreement can be terminated by either party with 90 days notice. Pursuant to his employment agreement, John J. Wilson was retained as Vice President and Chief Compliance Officer and his total compensation is $150,000 per year plus bonus.

Gagne Severance Arrangements; Exchange Agreement

On June 25, 2004, Kevin M. Gagne and our company entered into a Severance Agreement, pursuant to which Mr. Gagne's employment with us was terminated and he resigned as one of our officers and directors. Pursuant to the Severance Agreement, Mr. Gagne will receive severance payments from us in the amount of $10,000 per month for 36 months commencing August 1, 2004. In addition, the Severance Agreement provides for mutual releases of all matters arising out of or related to Mr. Gagne's employment with us and any of our subsidiaries or to Mr. Gagne serving as an officer or director of our company or any of our subsidiaries, other than our obligations to indemnify Mr. Gagne and Mr. Gagne's covenant not to compete with our company. Pursuant to the terms of the Severance Agreement, we also granted to Mr. Gagne certain registration rights to register shares of our common stock owned by Mr. Gagne.

Pursuant to the terms of the certain stock purchase agreement, dated March 8, 2005, among Mr. Gagne, the Gagne Trust and our company, on May 20, 2005, Gagne and the Gagne Trust exchanged (a) 10,000 shares of our Series A Convertible Preferred Stock owned by the Gagne Trust, (b) certain outstanding debt owed to Gagne by us in the approximate amount of $240,000 and (c) our remaining severance obligations under the Severance Agreement, all for our issuing to the Gagne Trust 7,062 shares of Series C Convertible Preferred Stock with a stated value of $706,200. The Series C Convertible Preferred Stock is convertible into shares of our common stock at $2.00 per share. We also borrowed $100,000 from Gagne in February 2005, which note was repaid by us in full on May 20, 2005.

COMPENSATION OF DIRECTORS

COMPENSATION. Non-affiliated directors receive annual compensation in the amount of (i) $5,000 per year in cash to be paid by the Company in quarterly in arrears (pro-rated for partial periods served by any non-affiliate director), (ii) $500 in cash for attendance at meetings of the Board of Directors and (iii) $250 in cash for attendance at meetings of any committees of the Board of Directors. However, neither affiliated directors nor directors who are also employed by the Company receive any fee or compensation for their services as directors. All members of the Board of Directors receive reimbursement for reasonable travel-related expenses actually incurred in connection with their attendance at meetings of the Board of Directors.

OPTIONS. Directors are eligible to receive options under our Amended and Restated 2000 Incentive Compensation Plan. Additionally, upon a person's election as a non-affiliated director, such non-affiliated director is automatically granted an option to purchase 10,000 shares of our common stock or more, at the discretion of management, as well as an automatic annual grant of an option to purchase 10,000 shares of our common stock on each anniversary of the date such non-affiliated director was first elected as one of our directors.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Our voting securities outstanding on May 1, 2006 consisted of 6,889,005 shares of common stock. The following table shows as of May 1, 2006, the amount of voting securities beneficially owned by (i) each of our current executive officers, (ii) each of our directors (iii) all of our directors and executive officers as a group and (iv) each person known by us to beneficially own more than 5% of any class of our outstanding voting securities. Unless otherwise stated, the address of each holder is c/o Empire Financial Holding Company, 2170 West State Road 434, Suite 100, Longwood, Florida 32779.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	NUMBER OF SHARES OWNED SUBJECT TO EXERCISE OF OPTIONS OR WARRANTS	TOTAL NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING
Donald A. Wojnowski Jr. (1)	219,157	425,000	644,157	7.86%
Bradley L. Gordon (2)	32,635	88,522	112,635	1.48%
Steven M. Rabinovici (4,5)	4,468,182	810,000	5,278,182	64.43%
John C. Rudy (3)	--	50,000	50,000	.61%
Kirk M. Warshaw (3)	--	50,000	50,000	.61%
Kevin M. Gagne (4,5)	1,810,300	--	1,810,300	22.10%
Rodger E. Rees (6)	25,103	30,000	55,103	.67%
All directors and executive officers as a group (6 individuals)	4,745,077	1,553,522	6,298,599	77.68%

(1) Mr. Wojnowski holds 51,000 shares of common stock in his retirement account and 168,157 shares personally. He also has options to purchase 425,000 shares of common stock at $2.00 per share of which 275,000 of the options are exercisable within 60 days.

(2) Mr. Gordon, in addition to 32,635 shares of common stock owned of record, owns options that are currently eligible to purchase 20,000 shares at $1.10 per share and 50,000 shares at $2.05 per share as well as warrants to purchase 8,522 shares of common stock at $5.46 per share.

(3) Mr. Rudy and Mr. Warshaw each own options that are currently eligible to purchase 50,000 shares of our common stock at $2.05 per share.

(4) The Gagne First Revocable Trust owns 1,457,200 shares of our common stock on record and 7,062 shares of Series C preferred stock that are currently eligible to be converted into 353,100 shares of our common stock. The Gagne First Revocable Trust delivered to EFH Partners, LLC irrevocable proxies, dated May 20, 2005, covering 1,050,000 shares of our common stock. Series F preferred stock purchasers purchased 500,000 of these options in March 2006 with the balance of 550,000 options currently eligible to be exercised by EFH Partners, LLC.

(5) Steven M. Rabinovici has dispositive and voting power with respect to (a) 3,301,515 shares of our common stock owned of record by EFH Partners, LLC, (b) 7,000 shares of Series B Preferred Stock, par value $.01 per share, owned of record by EFH Partners, LLC which rank superior to our common stock and are currently convertible into an aggregate of 1,166,666 shares of our common stock, (c) warrants to purchase 60,000 shares of our common stock at $1.50 per share, (d) warrants to purchase 200,000 shares of our common stock at $2.00 per share and (e) 550,000 shares of our common stock , which are covered by irrevocable proxies, dated May 20, 2005, delivered by The Gagne First Revocable Trust to EFH Partners, LLC, which permit EFH Partners, LLC to vote theses shares on all matters, except that without the approval of the Gagne First Revocable Trust, these shares may not be voted in favor of (i) the sale of all or substantially *all of our assets, (ii) our merger with any other entity or (iii) the* authorization of a new employee stock option plan or an increase in the number of shares of our common stock available under any existing employee stock option plan. Mr. Rabinovici is the manager of EFH Partners, LLC and has the right to vote these shares of our common stock. (See footnote 3 above)

(6) Mr. Rees, in addition to owning 25,103 shares of our common stock also owns options that are currently eligible to purchase 30,000 shares of our common stock at $1.12 per share.

For information regarding securities authorized under our equity compensation plan, see Item 5.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a discussion of certain relationships and related transactions for the years ended December 31, 2005 and 2004.

Goble Settlement Agreement

On October 31, 2004, we entered into the Settlement Agreement and the Mutual Release with Henry N. Dreifus, Kevin M. Gagne, Bradley L. Gordon, John J. Tsucalas, The Goble Trust and Richard L. Goble, pursuant to which all outstanding controversies between the parties were settled and each party further agreed to dismiss any and all pending lawsuits between and among one another with prejudice. Additionally, the Mutual Release provides for certain releases by (i) us, on behalf of our self and our officers, directors (excluding Mr. Goble) and employees solely in their capacity as our officers, directors and employees, (ii) Mr. Goble and (iii) the Goble Trust.

Pursuant to the Settlement Agreement, on November 6, 2004, we repurchased from the Goble Trust and Mr. Goble an aggregate of 2,088,000 shares (the "Goble Shares") of our common stock, $.01 par value per share (our "Common Stock").

In consideration for the purchase of the Goble Shares and in connection with the execution of the Settlement Agreement, (i) Mr. Goble and the Goble Trust received from us all of the issued and three year unsecured promissory note in the original principal sum of $400,000 (the "Goble Note"), and (ii) we agreed to assume Mr. Goble's obligation to pay the Assumed G&G Purchase Price (as defined below) to The Gagne First Revocable Trust (the "Gagne Trust").

Mr. Goble, Mr. Gagne and the Gagne Trust also entered into a Stock Purchase Agreement, dated as of November 6, 2004 (the "G&G Stock Purchase Agreement"), whereby Mr. Goble purchased from the Gagne Trust all of the outstanding capital stock of G & G Holdings, Inc. ("G&G"), a Florida corporation jointly owned by Messrs. Gagne and Goble, for partial consideration to be paid to the Gagne Trust on November 6, 2004, which includes (i) $250,000 in cash, (ii) a three year unsecured promissory note in the original principal sum of $500,000 (the "Gagne Note"), and (iii) 10,000 shares of Series A Convertible Preferred Stock, $.01 par value per share, issued by us (collectively, the "Assumed G&G Purchase Price").

In connection with our assumption of Mr. Goble's obligation to pay the Gagne Trust the Assumed G&G Purchase Price pursuant to the terms and conditions of the G&G Stock Purchase Agreement, we executed the Gagne Note in favor of the Gagne Trust in the principal sum of $500,000 with simple interest thereon at an annual rate of six percent until December 31, 2005 and nine percent thereafter. The principal amount of the Gagne Note will be payable in monthly installments in the amount of $13,888.89 per installment until the earlier of full repayment of the Gagne Note or November 15, 2006. Additionally, in the event that we receive any proceeds from the issuance of any equity security (other than in connection with the exercise of stock options) or in connection with the incurrence of any indebtedness for money borrowed (excluding indebtedness incurred by us in connection with margin loans to customers), we are required to make principal payments in an aggregate amount equal to 50% of the net proceeds to the Gagne Trust and to the payee of the Goble Note in an amount proportional to the then outstanding principal amount of the Gagne Note and the Goble Note. Further, in the event that we receive any proceeds from the sale, assignment or transfer of our customer accounts, then we shall be obligated to make principal payments to the Gagne Trust and to the payee of the Goble Note simultaneously with the receipt of such proceeds an aggregate amount equal to the net proceeds actually received by us, in an amount proportional to the then outstanding principal amount of the Gagne Note and the Goble Note.

In connection with our assumption of Mr. Goble's obligation to pay to the Gagne Trust the Assumed G&G Purchase Price pursuant to the terms and conditions of the G&G Stock Purchase Agreement, we also authorized the designation of Series A Convertible Preferred Stock and issued 10,000 shares of our Series A Convertible Preferred Stock to the Gagne Trust. Pursuant to the Certificate of Designation, Preferences and Rights of the Series A Preferred Stock, the Series A Convertible Preferred Stock ranks prior to our Common Stock and is convertible into shares of Common Stock at $2.00 per share.

As summarized above, in partial consideration for the purchase of the Goble Shares and in connection with the execution of the Settlement Agreement, we executed the Goble Note in favor of Mr. Goble and the Goble Trust in the principal sum of $400,000 with simple interest thereon at an annual rate of six percent until December 31, 2005 and nine percent thereafter. The principal amount of the Goble Note will be payable in monthly installments in the amount of $11,111.11 per installment until the earlier of full repayment of the Goble Note or November 15, 2006. Additionally, the Goble Note has provisions for mandatory principal repayment identical to the provisions contained in the Gagne Note, which provisions are summarized above.

On March 1, 2005, we cancelled the Goble Note in exchange for a $75,000 cash payment to Mr. Goble and the issuance of a new note to him in the principal sum of $325,000 (the "New Goble Note") with simple interest thereon at an annual rate of twelve percent. Principal on the New Goble Note is due and payable monthly in equal monthly installments until September 20, 2006, together with accrued and unpaid interest. Further, in the event that we receive any proceeds from the sale of all or substantially all of our assets or the sale of a significant business unit, then we shall be obligated to make principal payments to Goble in an aggregate amount equal to 25% of the gross proceeds actually received by us up to the amount of any remaining balance payable under the New Goble Note. In addition, notwithstanding the foregoing, in the event that we consummate a merger in which we are not the surviving entity, then simultaneously with the consummation of the merger, the entire unpaid principal balance, and all accrued and unpaid interest, shall immediately be due and payable.

EFH Partners Transaction

Pursuant to the terms of that certain stock purchase agreement, dated March 8, 2005 between EFH Partners, LLC., a Delaware limited liability company and our company, we have executed all of the following transactions with EFH Partners, LLC that resulted in EFH Partners, LLC gaining control of our company:

- The Company sold 416,667 shares of common stock for $250,000 in cash;

- The Company sold 7,000 shares of Series B Convertible Preferred Stock accompanied with an option to acquire 1,666,666 shares of common stock at an exercise price of $.60 per share, in exchange for $500,000 of cash and cancellation of a $200,000 note previously issued to us;

- A trust administered by a former officer of ours sold 500,000 shares and an option to purchase an additional 1,050,000 shares of the Company's common stock for an undisclosed amount. The option expires on various dates from 24 to 42 months after May 20, 2005, and has exercise prices ranging from $1.25 to $2.25 per share; we exchanged 10,000 shares of our preferred stock Series A, outstanding debt in the amount of $240,000 and a severance obligation owed to a former officer of the Company and a trust controlled by him, for 7,062 shares of our preferred stock series C valued at $770,040. The preferred stock series C is convertible in to shares of our common stock at $2.00 per share.

- The Company sold 416,667 shares of common stock for $250,000. On June 29, the options, granted in conjunction with the sale of our Series B preferred stock, were exercised for $1,000,000 in cash.

Other Related Party Transactions

The Company executed a transaction with two members of EFH Partner, LLC. The Company sold 10,000 shares of the Company's newly created Series E preferred stock valued at $75.00 per share in exchange for listed common stock valued at $783,750 at the time of the exchange, and 3,333 shares of the Company's newly created Series E preferred stock valued at $75.00 per share for $250,000 cash.

We also executed the following two related party transactions:

- o Issued 13,635 shares of our common stock to a member of our board of directors in exchange for $34,089 worth of convertible notes payable;

- o Issued 15,200 shares of common stock to a former officer and major shareholder of the Company in exchange for $38,000 worth of convertible notes payable

ITEM 13. EXHIBITS

Exhibit No.	Description of Exhibit
3.1	Articles of Incorporation of Empire Financial Holding Company (1)
3.2(a)	Bylaws of Empire Financial Holding Company(1)
3.2(b)	Amendment to Sections 3.9 and 4.16 of Bylaws of Empire Financial Holding Company(2)
4.1	Form of Underwriter's Warrant Agreement, including form of Warrant Certificate(1)
4.2	Form of Common Stock Certificate (1)
4.3	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Empire Financial Holding Company(4)
4.4	Articles of Amendment designating Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, and Series D Convertible Preferred Stock of Empire Financial Holding Company, dated May 19, 2005 (5)
4.5	Articles of Amendment designating Series E Convertible Preferred Stock of Empire Financial Holding Company, dated December 14, 2005 (6)
4.6	Articles of Amendment increasing the number of authorized shares of Series E Convertible Preferred Stock of Empire Financial Holding Company, dated February 21, 2006 (7)
4.7	Articles of Amendment designating Series F Convertible Preferred Stock of Empire Financial Holding Company, dated March 13, 2006
10.1	Amended and Restated 2000 Incentive Compensation Plan(9)
10.2*	Severance Agreement between Empire Financial Holding Company and Kevin M. Gagne(10)
10.3*	Employment Agreement between Empire Financial Holding Company and Patrick E. Rodgers(9)
10.4*	Employment Agreement between Empire Financial Holding Company and Donald A. Wojnowski Jr.(9)

10.5	Lease between Empire Financial Holding Company and Emerson Investments International, Inc., relating to the lease of the Registrant's principal executive offices(9)
10.6	Form of Indemnification Agreement between Empire Financial Holding Company and each of its Directors and executive officers(1)
10.7	Mutual Release between Empire Financial Holding Company, Richard L. Goble, the Richard L. Goble First Revocable Trust, Henry N. Dreifus, Kevin M. Gagne, Bradley L. Gordon, and John J. Tsucalas(3)
10.8	Stock Purchase Agreement between the Gagne First Revocable Trust, Kevin M. Gagne and Richard L. Goble(3)
10.9	Promissory Note in the principal amount of $500,000, executed by Empire Financial Holding Company in favor of Kevin M. Gagne and the Gagne First Revocable Trust(3)
10.10	Fully Disclosed Clearing Agreement by and between Penson Financial Services, Inc. and Empire Financial Group, Inc.(9)
10.11	Stock Purchase Agreement, dated March 8, 2005, between Empire Financial Holding Company and EFH Partners, LLC.(11)
10.12	Stock Exchange Agreement, dated March 8, 2005, between Empire Financial Holding Company, Kevin M. Gagne and the Gagne First Revocable Trust.(11)
10.13	Transfer Agreement by and among Empire Financial Holding Company, Empire Financial Group, Inc., Regal Securities, Inc., and Penson Financial Services, Inc., as Clearing Broker dated as of November 21, 2005. (12)
10.14	Form of Securities Purchase Agreement dated as of March 10, 2006 (8)
10.15	Form of Warrant to be issued in connection with Securities Purchase Agreement dated as of March 10, 2006 (8)
10.16	Employment Agreement with Donald A. Wojnowski dated June 1, 2005
10.17	Employment Agreement with Steven M. Rabinovici dated June 1, 2005
10.18	Employment Agreement with John J. Wilson date November 15, 2005
14.1	Code of Ethical Conduct(9)
21.1	Subsidiaries of Empire Financial Holding Company(9)
31.1	Certification by Principal Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities and Exchange Act of 1934, as amended
31.2	Certification by Principal Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities and Exchange Act of 1934, as amended

32.1 Principal Executive Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities and Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350

32.2 Principal Financial Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities and Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350

---

* Indicates management contract or compensatory plan or arrangement

(1) Incorporated by reference from the exhibits filed with Empire Financial Holding Company's Registration Statement on Form S-1 Registration No. 333-86365.

(2) Incorporated by reference from the exhibits filed with Empire Financial Holding Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

(3) Incorporated by reference from the exhibits filed with Empire Financial Holding Company's Current Report on Form 8-K dated October 17, 2003.

(4) Incorporated by reference from the exhibits filed with Empire Financial Holding Company's Current Report on Form 8-K dated October 17, 2003.

(5) Incorporated by reference from the exhibits filed with Empire Financial Holding Company's Current Report on Form 8-K dated May 26, 2005.

(6) Incorporated by reference from the exhibits filed with Empire Financial Holding Company's Current Report on Form 8-K dated December 20, 2005

(7) Incorporated by reference from the exhibits filed with Empire Financial Holding Company's Current Report on Form 8-K dated February 28, 2006.

(8) Incorporated by reference from the exhibits filed with Empire Financial Holding Company's Current Report on Form 8-K dated March 17, 2006.

(9) Incorporated by reference from the exhibits filed with Empire Financial Holding Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

(10) Incorporated by reference from the exhibits filed with Empire Financial Holding Company's Current Report on Form 8-K dated June 25, 2004.

(11) Incorporated by reference from the exhibits filed with Empire Financial Holding Company's Current Report on Form 8-K dated March 8, 2005.

(12) Incorporated by reference from the exhibits filed with Empire Financial Holding Company's Current Report on Form 8-K dated November 23, 2005.

ITEM 14. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

During the fourth quarter of 2005, we hired Miller , Ellin & Company to perform our annual audit, review our quarterly and annual SEC filings and prepare our tax returns. Prior to the engagement of our new accounting firm, the Sweeney, Gates & Co. had served as our independent public accountants since 1999.

All fees paid in 2005 were paid to Sweeney, Gates & Company with the exception of fees paid to Ohab and Company for tax services rendered conjunction with our annual federal and state tax returns in addition to payroll tax services.

AUDIT FEES.

The aggregate fees billed for professional services rendered by Miller, Ellin & Company and Sweeney, Gates & Co. for the audit of our annual financial statements and for the review of our interim financial statements, which are included in our Annual Report on Form 10-KSB and in our Quarterly Reports on Form 10-QSB, and services that are normally provided in connection with statutory and regulatory filings or engagements for fiscal year 2005 were $81,413 to Sweeney Gates & Company and $166,890 to Miller Ellin & Company, and for fiscal year 2004 were $108,408 to Sweeney Gates & Company.

AUDIT-RELATED FEES.

The aggregate fees for assurance and related services billed by the Firms that were reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees above for fiscal year 2005 were $63,282 paid to Miller, Ellin & Company with no audit related fees paid to Sweeney Gates & Company . We paid Sweeney Gates & Company $1,605 in audit-related fees for fiscal year 2004.

TAX FEES.

The aggregate fees billed for professional services by Ohab and Company for tax compliance, tax advice and tax planning for fiscal year 2005 were $25,325 and for fiscal year 2004 were $0.

ALL OTHER FEES.

There were fees in the amount of $2,944 billed in 2005 by Miller Ellin & Company with no other fees were billed in 2004 for products and services other than above.

AUDIT COMMITTEE PRE-APPROVAL POLICIES.

The Audit Committee pre-approved approximately 40% of Audit Fees, Audit-Related Fees and Tax Fees.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPIRE FINANCIAL HOLDING COMPANY

Dated May 1, 2006

By: /s/ Donald A. Wojnowski Jr.

Donald A. Wojnowski Jr., President
(Principal Executive Officer)

Dated May 1, 2006

By: /s/ Rodger E. Rees

Rodger E. Rees, Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Donald A. Wojnowski Jr. Donald A. Wojnowski Jr.	President and Director, (Principal Executive Officer)	May 1, 2006
/s/ Rodger E. Rees Rodger E. Rees	Chief Financial Officer, (Principal Financial Officer and Principal Accounting Officer)	May 1, 2006
/s/ John Rudy John Rudy	Director	May 1, 2006
/s/ Bradley L. Gordon Bradley L. Gordon	Director	May 1, 2006
/s/ Steven M. Rabinovici Steven M. Rabinovici	Director	May 1, 2006

EMPIRE FINANCIAL HOLDING COMPANY
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Empire Financial Holding Company and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Empire Financial Holding Company and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Empire Financial Holding Company and Subsidiaries at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Miller, Ellin & Company, LLP

New York, New York
March 14, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Empire Financial Holding Company and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Empire Financial Holding Company and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, shareholders' deficit, and cash flows for the two years ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the two years ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company had substantial losses from operations during 2004 and 2003, and had a stockholders' deficit of $1,897,607 as of December 31, 2004. Also, the Company is subject to pending federal and state investigations relating to its involvement in trading in mutual fund shares by its customers. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Sweeney, Gates & Co.

Ft. Lauderdale, Florida
March 11, 2005

EMPIRE FINANCIAL HOLDING COMPANY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2005

Assets		
Cash and cash equivalents	$	380,599
Marketable securities owned, at market value		2,612,037
Securities not readily marketable, at estimated fair value		165,909
Commissions and other receivables from clearing organization		551,816
Deposits at clearing organization		1,173,688
Furniture and equipment, net		223,727
Prepaid expenses and other assets		483,089
Deferred tax asset		2,117,000
Cash in escrow		350,000
Notes receivable		1,791,568
		9,849,433
Liabilities and stockholders' equity		
Liabilities		
Notes payable	$	979,167
Line of credit payable		350,000
Accrued expenses and other liabilities		1,021,487
Securities sold, but not yet purchased, at market value		261,683
Due to clearing organization		2,069,838
Total liabilities	$	4,682,175
Commitments and contingencies		
Stockholders' equity		
Convertible preferred stock, series B, C, D and E $.01 par value 1,000,000 shares authorized 29,395 issued and outstanding	$	294
Common stock, $.01 par value 100,000,000 shares authorized 6,599,005 shares issued and outstanding		65,990
Additional paid-in capital		10,840,349
Accumulated deficit		(5,739,375)
Total stockholders' equity	$	5,167,258
Total liabilities and stockholders' equity	$	9,849,433

See accompanying notes to the consolidated financial statements.

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
December 31, 2005

	TWELVE MONTHS ENDED December 31, 2005	TWELVE MONTHS ENDED December 31, 2004
Revenues		
Commissions and fees	$ 16,374,914	$ 16,154,705
Equity market making trading revenues, net	5,451,815	5,063,633
Investment banking income	266,410	-
Other	392,593	207,445
	22,485,731	21,425,783
Expenses		
Employee compensation and benefits	4,789,976	4,667,564
Clearing and execution costs	15,070,113	14,505,969
General and administrative	2,287,449	3,438,657
Communications and data processing	225,844	454,965
	22,373,382	23,067,155
Income from operations	112,349	(1,641,372)
Other income (expenses)		
Gain on sale of online trading discount business	452,000	-
Interest income	210,386	170,327
Provision for SEC settlement	(275,000)	-
Interest expense	(154,254)	(100,525)
	233,132	69,802
Income before income taxes	345,481	(1,571,570)
Income tax benefit	2,117,000	-
Net income	2,462,481	(1,571,570)
Accrued preferred stock dividends	(167,512)	(28,125)
Net income (loss) applicable to common shareholders	$ 2,294,969	$ (1,599,695)
Basic and diluted earnings per share applicable to common stockholders:		
Earnings (loss) per share-basic and diluted	$ 0.44	$ (0.50)
Earnings (loss) per share diluted	$ 0.38	$ (0.50)
Weighted average shares outstanding:		
Basic	5,160,133	3,221,753
Diluted	6,084,538	3,221,753

See accompanying notes to the consolidated financial statements.

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

	TWELVE MONTHS ENDED December 31, 2005	TWELVE MONTHS ENDED December 31, 2004
Cash flows from operating activities		
Net income (loss)	$ 2,462,481	$(1,571,570)
Adjustments to reconcile net income (loss) to net cash provided from operating activities		
Depreciation and amortization	77,443	30,061
Amortization of customer lists	-	145,393
Amortization of deferred compensation	63,683	70,145
Provision for income tax benefits	(2,117,000)	-
Proceeds from of sale of online trading discount business	(452,000)	-
Reversal of non-cash charge for stock	(240,000)	-
Unrealized loss on securities	460,543	-
Non-cash compensation expense	88,480	305,001
(Increase) decrease in operating assets:		
Commissions and other receivables from clearing organizations	1,597,305	(1,511,842)
Deposits at clearing organizations	(768,916)	(100,304)
Trading account securities, net	(1,135,894)	789,832
Prepaid expenses and other assets	(294,488)	81,019
Cash in escrow	(350,000)	-
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	(669,833)	1,075,605
Cash overdraft	(144,202)	144,202
Total adjustments	(3,884,879)	1,029,112
Cash used by operating activities	(1,422,397)	(542,458)
Cash flows from investing activities		
Purchases of furniture and equipment	(162,179)	(151,256)
Issuances of notes receivable	(1,806,701)	-
Proceeds from sale of online trading discount business	452,000	-
Payments on notes receivalble	15,133	-
Total cash used by investing activities	(1,501,747)	(151,256)
Cash flows from financing activities		
Payments on notes payable	(1,721,528)	(177,778)
Proceeds from issuance of notes payable	1,825,000	372,089
Proceeds from line of credit	350,000	-
Proceeds from sale of securities	2,350,000	25,000
Proceeds from sale of warrants	-	125,000
Proceeds from sale of options	750,000	-
Fees paid for sale of stock	(342,609)	-
Stock subscriptions receivable	50,000	-
Total cash provided by financing activities	3,260,863	344,311
Net increase (decrease) in cash and cash equivalents	336,719	(349,403)
Cash and cash equivalents at beginning of period	43,880	393,283
Cash and cash equivalents at end of period	$ 380,599	$ 43,880

(continued)

See accompanying notes to the consolidated financial statements.

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(continued)

	TWELVE MONTHS ENDED December 31, 2005	TWELVE MONTHS ENDED December 31, 2004
Supplemental cash flow information:		
Interest	$ 154,254	$ 76,766
Supplemental disclosures of non-cash investing and financing activities:		
Conversion of debt to equity	$ 1,448,951	$ -
Marketable securities acquired through issuance of notes payable valued at $100,000 and warrants valued at $125,000	-	$ 225,000
Accrued preferred stock dividend	$ 56,220	$ 20,250
Deemed dividends from beneficial conversion feature on preferred stock	$ 111,292	$ -
Conversion of accounts payable to preferred stock and warrants	$ 543,178	$ -
Conversion of accounts payable to debt	$ 100,000	$ -
Marketable securities acquired through issuance of Series E preferred stock at market value	$ 783,750	$ -

See accompanying notes to the consolidated financial statements.

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Series E Preferred stock	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2004	10,000	$ 100	0	$ -	0	$ -	0	$ -	-	$ -
Warrants issued in connection	-	-	-	-	-	-	-	-	-	-
with note	-	-	-	-	-	-	-	-	-	-
Issuance of restricted stock	-	-	-	-	-	-	-	-	-	-
Issuance of common stock for establishment of independent office	-	-	-	-	-	-	-	-	-	-
Amortization of restricted stock	-	-	-	-	-	-	-	-	-	-
Amortization of conversion of	-	-	-	-	-	-	-	-	-	-
stock options to common stock	-	-	-	-	-	-	-	-	-	-
Non-cash stock compensation	-	-	-	-	-	-	-	-	-	-
Common stock cancelled	-	-	-	-	-	-	-	-	-	-
Sale of common stock	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-
Dividends accrued on preferred stock	-	-	-	-	-	-	-	-	-	-
Prior per adjustment	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2004	10,000	100	-	-	-	-	-	-	-	-
Sale of common stock	-	-	-	-	-	-	-	-	-	-
Conversion of note to common stock	-	-	-	-	-	-	-	-	-	-
Sale of preferred stock Series B	-	-	7,000	70	-	-	-	-	-	-
Sale of preferred stock Series C	-	-	-	-	7,062	71	-	-	-	-
Sale of preferred stock Series D	-	-	-	-	-	-	2,000	20	-	-
Cancellation of preferred	-	-	-	-	-	-	-	-	-	-
stock Series A	(10,000)	(100)	-	-	-	-	-	-	-	-
Sale of preferred stock Series E	-	-	-	-	-	-	-	-	13,333	133
Conversion of convertible 10%	-	-	-	-	-	-	-	-	-	-
promissory notes to common stock	-	-	-	-	-	-	-	-	-	-
Charge to paid-in-capital for capital	-	-	-	-	-	-	-	-	-	-
costs associated with change of	-	-	-	-	-	-	-	-	-	-
control and issuance of common and	-	-	-	-	-	-	-	-	-	-
preferred stock	-	-	-	-	-	-	-	-	-	-
Reversal of common stock issued for establishment of independent office	-	-	-	-	-	-	-	-	-	-
Conversion of options to common stock	-	-	-	-	-	-	-	-	-	-
Amortization of restricted stock	-	-	-	-	-	-	-	-	-	-
Dividends accrued on preferred stock	-	-	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2005	-	$ -	7,000	$ 70	7,062	$ 71	2,000	$ 20	13,333	$ 133

(continued)

See accompanying notes to the consolidated financial statements.

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(continued)

	Common Stock		Additional paid-in capital	Accumulated deficit	Deferred compensation	Stock subscriptions receivable	Totals
	Shares	Amount					
Balance at January 1, 2004	3,194,450	$31,945	$ 5,763,374	$(6,462,774)	$ (133,828)	$ -	$ (801,183)
Warrants issued in connection with note	-	-	125,000	-	-	-	125,000
Issuance of restricted stock	65,500	655	78,945	-	-	-	79,600
Issuance of common stock for establishment of independent office	200,000	2,000	238,000	-	-	-	240,000
Amortization of restricted stock	-	-	-	-	43,665	-	43,665
Amortization of conversion of stock options to common stock	-	-	-	-	26,480	-	26,480
Non-cash stock compensation	-	-	(25,880)	-	-	-	(25,880)
Common stock cancelled	(21,925)	(219)	(10,375)	-	-	-	(10,594)
Sale of common stock	75,000	750	74,250	-	-	(50,000)	25,000
Net loss	-	-	-	(1,571,570)	-	-	(1,571,570)
Dividends accrued on preferred stock	-	-	(28,125)	-	-	-	(28,125)
Balance at December 31, 2004	3,513,025	35,131	6,215,189	(8,034,344)	(63,683)	(50,000)	(1,897,607)
Sale of common stock	3,071,516	30,715	2,316,207	-	-	50,000	2,396,922
Conversion of note to common stock	50,000	500	49,500	-	-	-	50,000
Sale of preferred stock Series B	-	-	699,930	-	-	-	700,000
Sale of preferred stock Series C	-	-	736,219	-	-	-	736,290
Sale of preferred stock Series D	-	-	199,980	-	-	-	200,000
Cancellation of preferred stock Series A	-	-	(299,900)	-	-	-	(300,000)
Sale of preferred stock Series E	-	-	1,033,617	-	-	-	1,033,750
Deemed dividends from beneficial conversion feature on preferred stock	-	-	111,292	(111,292)	-	-	-
Conversion of convertible 10% promissory notes to common stock	108,835	1,088	271,000	-	-	-	272,088
Charge to paid-in-capital for capital costs associated with change of control and issuance of common and preferred stock	-	-	(342,609)	-	-	-	(342,609)
Reversal of common stock issued for establishment of independent office	(200,000)	(2,000)	(238,000)	-	-	-	(240,000)
Conversion of options to common stock	55,629	556	87,924	-	-	-	88,480
Amortization of restricted stock	-	-	-	-	63,683	-	63,683
Dividends accrued on preferred stock	-	-	-	(56,220)	-	-	(56,220)
Net income	-	-	-	2,462,481	-	-	2,462,481
Balance at December 31, 2005	6,599,005	$65,990	$10,840,349	$(5,739,375)	$ -	$ -	$ 5,167,258

See accompanying notes to the consolidated financial statements.

1. NATURE OF BUSINESS

ORGANIZATION AND OPERATIONS - Empire Financial Holding Company (the "Company"), a Florida corporation, owns Empire Financial Group, Inc. ("EFG") and Empire Investment Advisors, Inc. ("EIA"). All intercompany transactions and accounts have been eliminated in consolidation.

EFG is an introducing securities broker dealer which provides brokerage and advisory services to retail and institutional customers and a trading platform, order execution services and market making services for domestic and international securities to its customers and network of independent registered representatives. In November, the Company sold its online discount trading business to an unrelated broker dealer. EIA is a fee-based investment advisory service which offers its services to retail customers.

The Company's executive offices are located in Longwood, Florida with independent registered representatives throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

MARKETABLE SECURITIES OWNED, AT MARKET VALUE - Marketable securities owned are comprised of the equity securities held in the Company's inventory account for its trading and market making operations. The securities are recorded at market value with unrealized gains and losses reflected in the current period earnings. Market values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

SECURITIES NOT READILY MARKETABLE, AT ESTIMATED FAIR VALUE - Securities not readily marketable are comprised of equity securities held by the Company for investment purposes. The securities are, for the most part, recorded at cost and are not readily marketable due to the low daily trading volumes. The Company still carries these securities at cost because management believes they will recover their value from anticipated future events.

COMMISSIONS AND OTHER RECEIVABLES FROM CLEARING ORGANIZATION - Receivables from broker dealers and clearing organizations represent monies due to the Company from its clearing agent for transactions processed.

DEPOSIT AT CLEARING ORGANIZATION - The Company is required, by its clearing agreement, to maintain a deposit with its clearing organization.

FURNITURE AND EQUIPMENT, NET - Property and equipment are recorded at cost. Depreciation on property and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.

IMPAIRMENT OF LONG-LIVED ASSETS - The Company evaluates the recoverability of its property and equipment and other assets. The Company recognizes an impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such assets relate. When an asset exceeds its expected cash flows, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. The Company recorded no impairments for the year ended December 31, 2005 and 2004.

CLEARING AND EXECUTION COSTS - Clearing and execution costs include revenues generated from transactional fees charged to retail and institutional customers as well as commissions and fees from mutual fund transaction sales commissions and trailer fees, which are periodic fees paid by mutual funds as an incentive to keep assets invested with them over time.

SECURITIES TRANSACTIONS - Securities transactions and the related revenues and expenses are recorded on a trade date basis.

EQUITY MARKET-MAKING TRADING REVENUES, NET - Consist of net realized and net unrealized gains and losses on securities traded for the Company's own account. Trading revenues are generated from the difference between the price paid to buy securities and the amount received from the sale of securities. Volatility of stock prices, which can result in significant price fluctuations in short periods of time, may result in trading gains or losses. Gains or losses are recorded on a trade date basis.

STOCK BASED COMPENSATION - The Company accounts for its employee stock option plans under the intrinsic value method, in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Compensation expense related to the granting of employee stock options is recorded over the vesting period only, if, on the date of grant, the fair value of the underlying stock exceeds the option's exercise price. The Company has adopted the disclosure-only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", which allows entities to continue to apply the provisions of APB No. 25 for transactions with employees and provide pro forma net loss and pro forma loss per share disclosures for employee stock grants made as if the fair value based method of accounting in SFAS No. 123 had been applied to these transactions.

Had the Company determined compensation expense of employee stock options based on the estimated fair value of the stock options at the grant date, consistent with the guidelines of SFAS 123, its net income would have been decreased to the pro forma amount indicated below:

	Year ended December 31, 2005	2004
Net income (loss) applicable to common stockholders as reported	$ 2,294,969	$(1,599,695)
Subtract stock-based employee compensation expense related to stock options determined under the fair value method	(383,172)	(207,791)
Add (deduct) amounts charged (credited) to compensation expense	152,163	(25,880)
Pro forma	$ 2,063,960	$(1,833,366)
Net income (loss) per share applicable to common stockholders:		
As reported	$ .44	$ (.50)
Pro forma	$ .40	$ (.57)

The per share weighted average fair value of options granted during the years ended December 31, 2005 and 2004 was $ 1.89 and $ .78, respectively, on the grant date using the following weighted average assumptions:

	Year ended December 31, 2005	2004
Expected dividend yield	None	None
Risk-free interest rate	4.37%	5.01%
Expected life	3.0 years	9.4 years
Volatility	100.5%	74%

The pro forma impact of options on the net income (loss) for the years ended December 31, 2005 and 2004 is not representative of the effects on net income (loss) for future years, as future years will include the effects of additional years of stock option grants.

INCOME TAXES - The Company accounts for income taxes on an asset and liability approach to financial accounting and reporting. Deferred income tax assets and liabilities are computed annually for differences between the financial and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

MANAGEMENT ESTIMATES AND ASSUMPTIONS - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The Company's financial instruments other than trading securities, which consist primarily of cash, commissions and other receivables, deposits, notes payable, and accounts payable, approximate their fair value due to their short-term nature.

EARNINGS/(LOSS) PER SHARE - Basic earnings/(loss) per share is computed by dividing net income/(loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings/(loss) per share considers the potential dilution that could occur if securities or other contracts to issue common stock were exercised or resulted in issuance of common stock. Options, convertible notes and convertible preferred stock are included in the computation of net earnings/loss per share.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE - In December 2004, the FASB issued Statement of Financial Standards No. 123 (revised 2004), SHARE-BASED PAYMENT ("SFAS No. 123 (R)"), which is a revision of SFAS No. 123. SFAS No. 123 (R) supersedes APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and amends FASB Statement No. 95, STATEMENT OF CASHFLOWS. Generally, the approach to accounting for share-based payments in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Pro forma disclosure of the fair value of share-based payments is no longer an alternative to financial statement recognition. SFAS No. 123(R) is effective for small public business issuers at the beginning of the first fiscal year beginning after December 15, 2005, and therefore effective for the year ending December 31, 2006 for the Company.

The Company expects the adoption of SFAS No. 123(R) to have a material effect on its financial statements, in the form of additional compensation expense, on a quarterly and annual basis. It is not possible to precisely determine the expense impact of adoption since a portion of the ultimate expense that is recorded will likely relate to awards that have not yet been granted. The expense associated with these future awards can only be determined based on factors such as the price for the Company's common stock, volatility of the Company's stock price and risk free interest rates as measured at the grant date. However, the pro forma disclosures related to SFAS No. 123 included in the Company's historic financial statements are relevant data points for gauging the potential level of expense that might be recorded in future periods.

Statement of Financial Accounting Standards No. 151, INVENTORY COSTS, an amendment of ARB No. 43, Chapter 4 (SFAS 151) was issued in November 2004 and becomes effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that SFAS 151 will have any effect on future financial statements.

Statement of Financial Accounting Standards No. 152, ACCOUNTING FOR REAL ESTATE TIME-SHARING TRANSACTIONS, an amendment of FASB Statements No. 66 and 67 (SFAS 152) was issued in December 2004 and becomes effective for financial statements for fiscal years beginning after June 15, 2005. The Company does not expect that SFAS 152 will have any effect on future financial statements.

Statement of Financial Accounting Standards No. 153, EXCHANGES OF NON-MONETARY ASSETS, an amendment of APB Opinion No. 29 (SFAS 153) was issued in December 2004 and becomes effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that SFAS 153 will have any effect on future financial statements.

Statement of Financial Accounting Standards No. 154, ACCOUNTING CHANGES AND ERROR CORRECTIONS, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154) was issued in May 2005 and becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect that SFAS 154 will have any significant effect on future financial statements.

Statement of Financial Accounting Standards No. 155, ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS--AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140, was issued in February 2006 and is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Certain parts of this Statement may be applied prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Provisions of this Statement may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The Company does not expect that SFAS 155 will have any significant effect on future financial statements.

In March 2005, FASB Interpretation No. 47, ACCOUNTING FOR CONDITIONAL ASSET RETIREMENT OBLIGATIONS--AN INTERPRETATION OF FASB STATEMENT NO. 143 (FIN 47). FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). Retrospective application for interim financial information is permitted but is not required. Early adoption of this Interpretation is encouraged. The Company does not expect that FIN 47 will have any significant effect on future financial statements.

In December 2004, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AcSEC) issued Statement of Position 04-2, ACCOUNTING FOR REAL ESTATE TIME-SHARING TRANSACTIONS (SOP 04-2). SOP 04-2 is effective for financial statements issued for fiscal years beginning after June 15, 2005, with earlier application encouraged. The Company does not expect that SOP 04-2 will have any effect on future financial statements.

In September 2005, AcSEC issued Statement of Position 05-1: ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS (SOP 05-1). SOP 05-1 is effective for fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The Company does not expect that SOP 05-1 will have any effect on future financial statements.

FASB Staff Position (FSP) FAS 13-1--ACCOUNTING FOR RENTAL COSTS INCURRED DURING A CONSTRUCTION PERIOD, was issued on October 6, 2005 and becomes effective for the new transactions or arrangements entered into after the beginning of the first fiscal quarter following the date that the final FSP is posted by the FASB. The Company does not expect that FSP 13-1 will have any significant effect on future financial statements.

On June 29, 2005, the FASB ratified the consensus reached for Emerging Issues Task Force (EITF) Issue No. 05-5, ACCOUNTING FOR EARLY RETIREMENT OR POSTEMPLOYMENT PROGRAMS WITH SPECIFIC FEATURES (SUCH AS TERMS SPECIFIED IN ALTERSTEILZEIT EARLY RETIREMENT ARRANGEMENTS). The consensus in this Issue should be applied to fiscal years beginning after December 15, 2005, and reported as a change in accounting estimate effected by a change in accounting principle as described in paragraph 19 of FASB Statement 154. The Company does not expect that EITF 05-5 will have any significant effect on future financial statements.

On September 28, 2005, the FASB ratified the consensus reached for EITF Issue No. 05-7, ACCOUNTING FOR MODIFICATIONS TO CONVERSION OPTIONS EMBEDDED IN DEBT INSTRUMENTS AND RELATED ISSUES. The provisions of this Issue should be applied to future modifications of debt instruments beginning in the first interim or annual reporting period beginning after December 15, 2005. The Company expects that the application of EITF 05-7 could have an effect on interest and debt valuations in future financial statements. It is not possible to determine the impact, if any, from the application of EITF05-7.

On September 28, 2005, the FASB ratified the consensus reached for EITF Issue No. 05-8, INCOME TAX CONSEQUENCES OF ISSUING CONVERTIBLE DEBT WITH A BENEFICIAL CONVERSION FEATURE. The provisions of this Issue should be applied beginning in the first interim or annual reporting period beginning after December 15, 2005. The Company expects that the application of EITF 05-8 could have an effect on he income tax expense reported in future financial statements. It is not possible to determine the impact, if any, from the application of EITF05-8.

3. CHANGE OF CONTROL

On March 8, 2005, the Company entered into a stock purchase agreement with a Delaware limited liability company, (the "Purchaser"), pursuant to which the Company agreed to sell to the Purchaser shares of convertible preferred stock with a stated value of $700,000, in exchange for $500,000 of cash and cancellation of a $200,000 note previously issued by the Company to an affiliate of the Purchaser. The preferred stock is convertible into shares of the Company's common stock at $.60 per share. In addition to the issuance of the preferred stock, the Company received at closing a loan from the Purchaser in the amount of $250,000. Concurrent with these transactions, the Company granted to the Purchaser an option to acquire an additional 1,666,666 common shares at an exercise price of $.60 per share. The Purchaser exercised their option in June of 2005 whereby the Company received cash in the amount of $750,000 and satisfied the $250,000 note in exchange for the issuance of 1,666,666 shares of the Company's common stock.

In addition, the stock purchase agreement provides that at the closing (a) the Purchaser will have the right to designate three of our directors who must be reasonably acceptable to the Company, two of whom must be independent directors, and (b) the resignation of two directors of the Company.

On March 8, 2005, the Company also entered into a stock exchange agreement with a former officer of the Company and a trust controlled by him, pursuant to which he agreed to exchange (a) 10,000 shares of the Company's Series A Preferred Stock owned by him, (b) certain outstanding debt owed to him by the Company in the approximate amount of $240,000 and (c) the Company's remaining severance obligations owed to him, all in exchange for the Company issuing to him shares of convertible preferred stock with a stated value of $800,000. The preferred stock is convertible into shares of the Company's common stock at $2.00 per share. The Company agreed to pay to him $150,000 no later than June 30, 2007 and to repay at the closing a note owed to him by the Company in the principal amount of $100,000.

In addition, on March 8, 2005, the former officer of the Company and the Purchaser entered into a stock purchase and option agreement, pursuant to which, for an undisclosed amount, the Purchaser will acquire from him 500,000 shares of the Company's common stock and an option to purchase an additional 1,050,000 shares of the Company's common stock from him. The option will expire on various dates from 24 to 42 months after the closing, unless accelerated as provided in the option, and will have exercise prices ranging from $1.25 to $2.25 per share. The former officer of the Company also agreed to deliver to the Purchaser at the closing, irrevocable proxies covering the shares subject to the option, which will permit the Purchaser to vote these shares on all matters, except that without the approval of him, these shares may not be voted in favor of (i) the sale of all or substantially all of the Company's assets, (ii) merger with any other entity or (iii) the authorization of a new employee stock option plan or an increase in the number of the Company's shares of common stock available under any existing employee stock option plan.

Due to the above transaction, the Purchaser has gained control of the Company from the former officer.

4. PROPERTY AND EQUIPMENT

At December 31, 2005, property and equipment consists of the following:

		Estimated useful lives
Equipment	132,511	5-7 years
Computers	208,106	5 years
Furniture and fixtures	54,336	7 years
	394,953	
Less accumulated depreciation	(171,226)	
	$ 223,727	

Depreciation expense charged to income was $73,789 in 2005 and $30,061 in 2004.

5. NOTES RECEIVABLE

The Company has advanced funds to the owner of an independent office on Long Island, New York (Uniondale) which is processing its business through the Company and to certain registered representatives, in its two Company owned offices in New York City and Boca Raton, Florida. The notes receivable, by location, at December 31, 2005, were as follows:

	Amount
Long Island office	$ 1,695,318
New York office	23,958
Boca Raton office	72,292
Total notes receivable	$ 1,791,568

Long Island note:
Principal and interest payments on the Long Island note are paid from the override commission and fees generated by the registered representatives of the Long Island office. The note payments are calculated using an amount that represents, the difference between commission payments to the registered representatives in that location and, ninety percent of gross commissions generated. Payments will also include 50% of the income generated from the office's transaction charges. The note carries a 10% interest rate and matures on October 5, 2008 unless otherwise extended by mutual agreement. At December 31, 2005, the note was credited with payments of $15,133.

New York and Boca Raton notes:
These notes carry a 10% interest rate and are due on demand.

6. NOTES PAYABLE

Notes payable at December 31, 2005, consisted of the following:

Unsecured notes payable to a former officer of the EFH, which requires monthly installments of $18,056, plus interest at twelve percent through its maturity date. The note matures on September 20, 2006	$ 162,500
Convertible notes payable to investors, interest payable semi-annually on June 30 and December 31 at ten percent. Notes convertible into common stock at $2.00 per share subject to certain adjustments. Payable in full on December 31, 2006, if not converted	200,000
Unsecured note payable to the EFH's clearing organization which requires monthly installments of $16,667 plus interest at 2% over prime (nine percent at December 31, 2005). The note matures on February 20, 2006	33,333
Unsecured note payable to the EFH's clearing organization, which requires monthly installments of $41,667 plus interest at 2% over prime (nine percent at December 31, 2005). The note matures on November 16, 2006	458,334
Unsecured note payable to an investor, which requires monthly payments of $500 for interest only . The note matures on February 20, 2006	50,000
Unsecured non interest bearing note payable to a former officer, which is due upon final execution of the SEC settlement	75,000
	$ 979,167

The annual maturities of principal on the notes payable are as follows:

Year ending December 31, 2006	$ 979,167

7. LINE OF CREDIT PAYABLE

On December 31, 2005, the Company entered into a promissory note that gives the Company a $2,500,000 line of credit with an unrelated third party. The note bears interest at 5% annually and matures on December 27, 2007. As of December 31, 2005, the Company owed $350,000 on the line of credit.

8. ACCRUED EXPENSES AND OTHER LIABILITIES

At December 31, 2005, accrued expenses consisted of the following:

Accrued payroll and taxes	$ 271,559
Accrued commissions and management fees	199,578
Accrued preferred stock dividend	56,220
Accrued SEC regulatory reserve	350,000
Other expenses	144,130
	$1,021,487

9. EARNINGS PER SHARE

Basic earnings per share are computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share considers the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity.

Calculation of net income(loss) per share is as follows:

	Years Ended December 31,	
	2005	2004
Numerator for net income (loss) per share:		
Net income	$2,462,481	$(1,571,570)
Preferred stock dividends and deemed dividends from beneficial conversion feature on preferred stock	(167,512)	(28,125)
Income attributable to common stockholders-basic	2,294,969	(1,599,695)
Plus: preferred stock dividends-Series B, C & D	43,095	-
Income attributable to common stockholders-diluted	2,338,064	(1,599,695)
Denominator:		
Basic weighted-average shares	5,160,133	3,221,753
Outstanding options	131,629	-
Outstanding warrants	73,598	-
Convertible preferred stock Series B	719,178	-
Convertible preferred stock Series C	-	-
Convertible notes	-	-
Convertible preferred stock Series D	-	-
Diluted weighted-average shares	6,084,538	3,221,753
Basic and diluted income (loss) per share:		
Basic income per share	$ 0.44	$ (0.50)
Diluted income per share	$ 0.38	$ (0.50)

Due to their anti-dilutive effect, the following potential common shares have been excluded from the computation of diluted earning per share:

	Years Ended December 31, 2005	2004
Warrants	403,022	-
Stock options	1,570,000	765,000
Convertible preferred stock series A	76,654	-
Convertible preferred stock series C	217,664	-
Convertible preferred stock series D	61,644	-
Convertible preferred stock series E	15,095	-
Convertible notes	100,000	-

10. EQUITY

For the year ended December 31, 2005, the Company recorded the following stock, option and warrant transactions:

- The Company sold 416,667 shares of common stock for $250,000 in cash;

- The Company sold 7,000 shares of Series B Convertible Preferred Stock accompanied with an option to acquire 1,666,666 shares of common stock at an exercise price of $.60 per share, in exchange for $500,000 of cash and cancellation of a $200,000 note previously issued to us;

- A trust administered by a former officer of ours sold 500,000 shares and an option to purchase an additional 1,050,000 shares of the Company's common stock for an undisclosed amount. The option expires on various dates from 24 to 42 months after May 20, 2005, and has exercise prices ranging from $1.25 to $2.25 per share; we exchanged 10,000 shares of our preferred stock Series A, outstanding debt in the amount of $240,000 and a severance obligation owed to a former officer of the Company and a trust controlled by him, for 7,062 shares of our preferred stock series C valued at $770,040. The preferred stock series C is convertible in to shares of our common stock at $2.00 per share.

- The Company sold 416,667 shares of common stock for $250,000.

- On June 29, the options, granted in conjunction with the sale of our Series B preferred stock, were exercised for $750,000 in cash and satisfaction of a note payable in the amount of $250,000.

As a result of the completion of the above transactions, the Company is no longer controlled by a former officer,

Unrelated to the change of control of the Company, the following equity transactions occurred in 2005:

- The Company issued 50,000 shares of common stock in exchange for $50,000 owed by the Company to the lender;
- An officer of the Company, exercised 200,000 options covering 55,629 shares of the Company's common stock, granted under the stock option plan in 2003;
- The Company cancelled 200,000 shares of common stock and issued warrants to purchase 50,000 shares of our common stock, at $1.25 per share, as a result of cancellation of an agreement previously executed in 2004;
- Sold 100,000 shares of common stock at $1.00 per share and warrants to purchase 60,000 shares at $2.00 for $100,000; sold 150,000 shares of common stock at $1.00 per share and warrants to purchase 60,000 shares at $1.50 per share for $150,000; sold 151,515 shares of common stock at $1.65 for $250,000;
- The Company issued 2,000 shares of Series D preferred stock with a stated value of $200,000 in exchange for accounts payable;
- Sold 20,000 shares of common stock at $2.50 per share, five year warrants to purchase 12,500 shares of our common stock at $3.73 and a thirty day option assignment from a stockholder to purchase 12,500 shares of stock at $1.25 per share from a former officer for $50,000;
- Sold 100,000 shares of common stock, five year warrants to purchase 62,500 shares of our common stock at $3.73 and a thirty day option assignment to purchase 62,500 shares of stock at $1.25 per share for $250,000;
- Sold 10,000 shares of the Company's newly created Series E preferred stock valued at $75.00 per share in exchange for listed common stock valued at $783,750 at the time of the exchange and 3,333 shares of the Company's Series E preferred stock valued at $75.00 per share for $250,000.

Also during the fourth quarter, the Company converted, at the election of several of the convertible note holders, $200,000 of convertible notes to common stock valued at $2.00 per share and $72,079 of convertible notes to common stock at the value of $2.50 per share. As a result of this conversion, the Company issued:

- 80,000 shares of common stock in exchange for $200,000 worth of convertible notes payable;
- 13,635 shares of our common stock in exchange for $34,089 worth of convertible notes payable;
- 15,200 shares of common stock in exchange for $38,000 worth of convertible notes payable to a major shareholder and previous officer of the Company.

The table below outlines the conversion price of all outstanding convertible issues, both debt and equity:

Convertible Issue	Conversion Price
Series B preferred stock....................	$ 0.60
Series C preferred stock....................	2.00
Series D preferred stock....................	2.00
Series E preferred stock....................	3.51
Notes payable-10% convertible debt..........	2.00

11. STOCK OPTIONS -

The Company adopted the 2000 Incentive Compensation Plan (the "Plan"). The Plan is designed to serve as an incentive for retaining directors, employees, consultants and advisors. Stock options, stock appreciation rights and restricted stock options may be granted to certain persons in proportion to their contributions to the overall success of the Company as determined by the board of directors. Of the stock options outstanding at December 31, 2004, 610,500 vested immediately upon grant, 50,000 vest over a two year period from the date of grant and 210,000 vest over a three year period from the date of grant.

The Company granted options to purchase 1,575,000 shares of the Company's common stock to officers and key employees during the year 2005 at a weighted average exercise price of $2.04. Of the 1,575,000 options granted, 275,000 options were granted to employees, 650,000 were granted to officers who are not members of the Board of Directors, 500,000 were granted to officers who are members of the Board of Directors and 150,000 were granted to outside members of the Board of Directors. 280,000 options vest immediately and 1,295,000 options vest monthly over a two year period.

The following table summarizes stock options at December 31, 2005:

	Outstanding Stock Options			Exercisable Stock Options		
Exercise Price Range	Weighted Average Remaining Contractual Shares	Weighted Average Exercise Life	Price	Weighted Average Remaining Contractual Shares	Weighted Average Exercise Life	Price
$ .90-$1.00	110,000	8.31	$ .99	102,778	8.21	$1.00
$1.10-$1.12	110,000	8.05	$1.11	110,000	8.05	$1.11
$1.17-$1.24	69,514	8.45	$1.20	43,937	8.34	$1.21
$1.50-$1.54	145,000	8.55	$1.52	89,583	8.84	$1.51
$1.74	70,000	9.58	$1.74	17,500	9.58	$1.74
$2.00-$2.05	1,460,000	9.32	$2.01	638,056	9.18	$2.01
$2.89-$2.94	110,000	9.89	$2.94	9,583	9.88	$2.93

The following table summarizes stock option activity for the years ended December 31, 2005 and 2004:

	Weighted Average Exercise Shares	Price	Weighted Average Exercise Shares	Price
Outstanding at beginning of year......	765,000	$1.35	605,500	$1.36
Granted...............................	1,575,000	2.04	349,500	1.22
Exercised.............................	(200,000)	3.59	-	-
Cancelled.............................	(65,486)	1.17	(190,000)	1.21
Outstanding at end of year............	2,074,514	2.04	765,000	1.35
Exercisable at end of year............	1,011,437	1.30	670,239	1.30
Weighted average fair value of options granted during the year 2005.	$1.89		$1.22	

12. EMPLOYEE BENEFIT PLAN

The Company has one savings plan (the "Plan") that qualifies as a deferred salary arrangement under Section 401(d) of the Internal Revenue Code of 1986. To participate in the Plan, an employee of the Company must have at least three months of full time service with the Company and be at least 18 years old. The amount of salary deferral during any year for a Plan participant cannot exceed the dollar limit imposed by applicable federal law. The Plan also provides that the Company may match employee contributions to the Plan. The Company did not make any contributions to the Plan during the years ended December 31, 2005 and 2004.

13. INCOME TAXES

The federal and state income tax provision (benefit) for the years ended December 31, 2005 and 2004 is summarized as follows:

	2005	2004
Current		
Federal	$ -	$ -
State	-	-
	-	-
Deferred		
Federal	(1,809,000)	-
State	(308,000)	-
Total provision (benefit) for income taxes	$(2,117,000)	$ -

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, the Company has incurred substantial losses in prior periods that caused management to doubt, based on the available objective evidence; whether it was more likely than not that the net deferred tax assets would be fully realizable. Accordingly, the Company had provided for full valuation allowance against its net deferred tax assets. During the year ended December 31, 2005 the Company eliminated the valuation allowance that had been recorded because management now believes that, based on current operations and future projections, the benefits arising from the deferred tax assets will be realized. The components of the Company's deferred tax assets at December 31, 2005 and 2004 were as follows:

	2005	2004
Net operating losses carryforwards	$1,446,000	1,400,000
Amortization of intangibles	645,000	650,000
Other	26,000	20,000
Deferred tax assets	2,117,000	2,070,000
Less : Valuation allowance	-	(2,070,000)
Net deferred tax asset	$2,117,000	-

The Company has net operating loss carryforwards for federal tax purposes of approximately $3,889,000 which expire in years 2022 through 2024. The amount deductible per year is limited to approximately $630,000 under current tax regulations.

A reconciliation of the provision (benefit) for income taxes with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes is as follows:

	Year Ended December 31,	
	2005	2004
Computed tax at the federal statutory rate of 34%	$ 117,000	(534,000)
State taxes, net of federal benefit	(37,000)	(57,000)
Operating loss carryforwards	(1,446,000)	
Amortization of intangibles	(645,000)	
Non-deductible compensation	(105,000)	
Other	(1,000)	
Valuation allowance		591,000
Provision (benefit) for income taxes	$(2,117,000)	-
Effective income tax rate	(613)%	

14. COMMITMENTS AND CONTINGENCIES

Office Lease Commitments

The Company's subsidiary and its company-owned branch offices lease office facilities under operating lease agreements. Lease expense totaled $223,678 and $139,296 for the year ended December 31, 2005 and 2004, respectively.

The following is a schedule by year of future lease commitments:

Year Ending December 31,	
2006	$ 207,506
2007	139,372
2008	142,786
2009	146,554
2110	24,442
	$ 660,660

Regulatory and Legal Matters

During 2005, the Company's subsidiary, EFG, received and executed a settlement offer from the Securities and Exchange Commission. This settlement offer resolved an enforcement action that was brought against EFG, in May of 2004, for trading of mutual fund shares on behalf of our clients.

EFG has deposited $350,000 into an escrow account pending ratification by the SEC's main office in Washington D.C. Therefore, the Company has recognized an expense of $275,000, in its Consolidated Statement of Operations for its share of the settlement and has recorded a receivable of $75,000 for an amount due from a former officer of the parent. This payment is represented on the Consolidated Statement of Financial Position for the year ended December 31, 2005 as cash in escrow and the receivable from the former officer is reflected as a prepaid expense and other assets. The corresponding liability of $350,000 is reflected in accrued expenses and other liabilities.

Customer Complaints and Arbitration

From time to time, EFG can be a defendant or co-defendant in arbitration matters incidental to its retail brokerage services business. EFG may contest the allegations of the complaints in these cases and carries error and omission insurance policy to cover such incidences. The policy terms require that the Company pay a deductible of $100,000 per incident. In the opinion of management, based on discussions with legal counsel, the outcome of any pending matters will not result in a material adverse affect on the financial position or results of operations of the Company or its subsidiaries.

The Company's subsidiaries' business involves substantial risks of liability, including exposure to liability under federal and state securities laws in connection with the underwriting or distribution of securities and claims by dissatisfied clients for fraud, unauthorized trading, churning, mismanagement and breach of fiduciary duty. In recent years there has been an increasing incidence of litigation involving the securities industry, including class actions which generally seek rescission and substantial damages. In the ordinary course of business, the Company operating through its subsidiaries and its principals are, and may become a party to additional legal or regulatory proceedings or arbitrations. The Company is not currently involved in any additional legal or regulatory proceeding or arbitrations, the outcome of which is expected to have a material adverse impact on the Company's business.

Employment Agreements

The Company has employment agreements with several of it key officers and a director. The agreements typically are for a two year duration and can be cancelled by either party upon 90 days written notice. Currently the Company has three individuals who have employment agreements totaling $510,000 per year.

15. OFF BALANCE SHEET RISKS

Retail customer transactions are cleared through the clearing broker on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the clearing broker may charge the Company for any loss incurred in satisfying the customer obligations. Additional credit risk occurs if the clearing brokers of affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

In addition, we have sold securities which we do not currently own and therefore will be obligated to purchase the securities at a future date. We have recorded these obligations in our financial statements at December 31, 2005 at the market values of the securities and will incur a loss if the market value decreases subsequent to December 31, 2005.

16. CONCENTRATION OF CREDIT RISKS

We are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do no fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is our policy to review, as necessary, the credit standing of each counterparty.

Our cash in bank accounts, at times, exceeds the Federal Deposit Insurance Corporation ("FDIC") insurable limit of $100,000. We have not experienced any previous losses due to this policy.

17. NET CAPITAL REQUIREMENTS AND VIOLATIONS OF BROKER DEALER SUBSIDIARY

The Company's subsidiary, EFG, is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

At December 31, 2005, EFG's net capital was $827,719 which exceeded the capital requirement by $291,719.The Company's ratio of aggregate indebtedness to net capital was 4.5 to 1. The Company claims exemption under rule 15c3-3 under paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

18. SUBSEQUENT EVENTS

In January 2006, the Company increased our stockholders equity by $725,000 from proceeds from the sale of 290,000 shares of common stock and the issuance of 181,500 warrants to purchase the Company's common stock at $4.99 per share.

On March 13, 2006, the Company issued 863,074 shares of newly created Series F preferred stock, to unrelated third parties, for $2,804,990. The series F preferred stock includes five year warrants to purchase 431,537 shares of the Company's common stock at $4.50 per share and carries a 4% cumulative dividend.

On February 6, 2006, the Company received a letter from the National Association of Securities Dealers ("NASD") stating that they intended to recommend that disciplinary action be brought against the Company for failing to maintain the minimum net capital required by Securities Exchange Act ("SEA") Rule 15c3-1. The letter states that from September 2003 until February 14, 2005, that the Company, acting through it former Financial and Operations Principal ("FINOP") prepared and submitted materially inaccurate Financial and Operational Combined Uniform Single Report ("FOCUS Reports"). The NASD letter further states that the firm acting through it former FINOPs prepared and maintained materially inaccurate net capital computation in violation of NASD rules. Also during the period beginning in September of 2003 until December of 2004, the Company implemented a material change in business operations by increasing the number of equity securities in which it made a market from 136 to 1427 without filing an application for approval with the NASD thus violating NASD regulations.

The NASD has given the Company the opportunity to submit reasons indicating why the action should not be brought against us. The Company is in the process of preparing it response. Management believes any action or settlement will not be material in relation to the net worth of the Company.

CERTIFICATION

I, Donald A. Wojnowski Jr., Principal Executive Officer of Empire Financial Holding Company, certify that:

1. I have reviewed this annual report on Form 10-KSB of Empire Financial Holding Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report and based on such evaluation; and

c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 1, 2006

/s/ Donald A. Wojnowski Jr.

Donald A. Wojnowski Jr.
Principal Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Rodger E. Rees, Chief Financial Officer of Empire Financial Holding Company, certify that:

1. I have reviewed this annual report on Form 10-KSB of Empire Financial Holding Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report and based on such evaluation;

c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 1, 2006

/s/ Rodger E. Rees

Rodger E. Rees,
Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-KSB of Empire Financial Holding Company (the "Company") for fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Donald A. Wojnowski Jr., Principal Executive Officer of the Company, certify, pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Donald A. Wojnowski Jr.	May 1, 2006
Donald A. Wojnowski Jr. Principal Executive Officer	Date

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-KSB of Empire Financial Holding Company (the "Company") for fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Rodger E. Rees, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Rodger E. Rees	May 1, 2006
Rodger E. Rees Chief Financial Officer	Date

CORPORATE HEADQUARTERS

2170 West State Road 434, Suite 100
Longwood, FL 32779
Tel: (800) 569-3337
Fax: (407) 551-4886
www.EmpireFinancialHoldings.com

OFFICERS AND DIRECTORS

Steven Rabinovici	Chairman of the Board of Directors
Donald A. Wojnowski, Jr.	President, Chief Executive Officer and Director
James M. Matthew	Chief Financial Officer and Secretary
John C. Rudy	Director
Bradley L. Gordon	Director
Kirk Warshaw	Director

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004-1125
Tel: (212) 509-4000
Fax: (212) 616-7619

CORPORATE COUNSEL

Morse, Zelnick, Rose & Lander
405 Park Avenue
New York, NY 10022
Tel: (212) 838-3089
Fax: (212) 838-9190

INDEPENDENT ACCOUNTANTS

Miller Ellin & Company, LLP
750 Lexington Avenue
New York, NY 10022
Tel: (212) 750-9100
Fax: (212) 750-2727

FORM 10-KSB

The Form 10-KSB Annual Report to the Securities and Exchange Commission (a copy of which, except for exhibits, is reprinted in this Annual Report to stockholders) is available and a copy may be obtained without charge upon written requests to the Corporation's Chief Financial Officer, James M. Matthew at 2170 West State Road 434, Suite 100, Longwood, FL 32779

EMPIRE FINANCIAL HOLDING COMPANY

2170 West State Road 434, Suite 100
Longwood, FL 32779
Tel: (800) 569-3337
Fax (407) 551-4886
www.EmpireFinancialHoldings.com